UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 3, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION

Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz—WpHG) regarding half-year financial reports, and comprises Condensed Interim Consolidated Financial Statements, an Interim group management report and a Responsibility statement in accordance with section 37w WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2012, which includes a detailed analysis of our operations and activities.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

KEY FIGURES Q2 AND FIRST SIX MONTHS OF FISCAL 20131,2

unaudited; in millions of €, except where otherwise stated

VOLUME
	Q2 2013	Q2 2012	Actual	% Change	1st six months			% Change
				Adjusted[3]	2013	2012	Actual	Adjusted[3]
Continuing operations
Orders	21,451	17,880	20%	20%	40,843	37,689	8%	7%
Revenue	18,011	19,297	(7)%	(6)%	36,157	37,199	(3)%	(4)%

EARNINGS
	Q2 2013	Q2 2012		% Change	1st six months			% Change
					2013	2012
Total Sectors
Adjusted EBITDA	1,881	2,412		(22)%	4,032	4,436		(9)%
Total Sectors profit	1,374	1,929		(29)%	2,915	3,530		(17)%
in % of revenue (Total Sectors)	7.5%	9.9%			8.0%	9.4%
Continuing operations
Adjusted EBITDA	1,970	2,635		(25)%	4,213	4,743		(11)%
Income from continuing operations	982	979		0%	2,127	2,265		(6)%
Basic earnings per share (in € )[4]	1.14	1.08		6%	2.48	2.53		(2)%
Continuing and discontinued operations
Net income	1,030	938		10%	2,243	2,322		(3)%
Basic earnings per share (in € )[4]	1.20	1.03		16%	2.61	2.59		1%

CAPITAL EFFICIENCY
		Q2 2013		Q2 2012	1st six months 2013			1st six months 2012
Continuing operations
Return on capital employed (ROCE) (adjusted)		12.7%		13.3%		13.9%		15.7%

CASH PERFORMANCE
		Q2 2013		Q2 2012	1st six months 2013			1st six months 2012
Continuing operations
Free cash flow		1,375		532		(58)		(482)
Cash conversion rate		1.40		0.54		(0.03)		(0.21)
Continuing and discontinued operations
Free cash flow		1,335		528		(61)		(676)
Cash conversion rate		1.30		0.56		(0.03)		(0.29)

LIQUIDITY AND CAPITAL STRUCTURE
	March 31, 2013				September 30, 2012
Cash and cash equivalents				7,892				10,891
Total equity (Shareholders of Siemens AG)				26,071				30,855
Net debt				14,509				9,292
Adjusted industrial net debt				7,728				2,271

EMPLOYEES (IN THOUSANDS)
	March 31, 2013				September 30, 2012
	Continuing operations		Total[6]		Continuing operations			Total[6]
Employees		366		405		370		410
Germany		119		129		119		130
Outside Germany		247		275		251		280

1	Orders; Adjusted or organic growth rates of revenue and orders; Total Sectors profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under WWW.SIEMENS.COM/NONGAAP
2	January 1 – March 31, 2013 and October 1, 2012 – March 31, 2013.
3	Adjusted for portfolio and currency translation effects.
4	Basic earnings per share – attributable to shareholders of Siemens AG. For fiscal 2013 and 2012 weighted average shares outstanding (basic) (in thousands) for the second quarter amounted to 843,504 and 877,749 and for the first six months to 844,516 and 876,585 shares, respectively.
5	Calculated by dividing adjusted industrial net debt as of March 31, 2013 and 2012 by annualized adjusted EBITDA.
6	Continuing and discontinued operations.

INTERIM GROUP MANAGEMENT REPORT

OVERVIEW OF FINANCIAL RESULTS FOR THE SECOND QUARTER OF FISCAL 2013

(THREE MONTHS ENDED MARCH 31, 2013)

•

Orders for the second quarter rose 20% year-over-year, to €21.451 billion, due primarily to large orders. The book-to-bill ratio was 1.19, and Siemens’ order backlog increased to €101 billion at the end of the quarter.

•	Revenue for the second quarter was €18.011 billion, 7% below the prior-year level.

•	Total Sectors profit declined to €1.374 billion due primarily to lower profit in the Sectors Industry and Infrastructure & Cities.

•	Income from continuing operations increased slightly to €982 million. For comparison, the prior-year period included an equity investment loss of €640 million related to NSN.

•

Net income improved to €1.030 billion, including a positive contribution from discontinued operations. Corresponding basic earnings per share (EPS) was €1.20, up from €1.03 in the prior-year period, benefiting from share buybacks between the periods under review.

•	Free cash flow from continuing operations improved to €1.375 billion from €532 million in the second quarter a year ago.

•

At the end of the second quarter Siemens’ solar business no longer fulfilled the conditions to be classified as discontinued operations according to IFRS. It was therefore reclassified to continuing operations and its results are reported within the Energy Sector. Results for prior periods are presented on a comparable basis. Siemens still intends to exit the solar business.

Management’s perspective on second-quarter results. Results for the second quarter showed a mixed picture. While we were able to clearly increase orders, we still have challenges regarding revenue and profit. Even more we are focusing on the factors that lie in our own hands: we are rigorously executing our company-wide productivity improvement program “Siemens 2014.”

Double-digit order growth, book to bill above 1. While macroeconomic conditions remained challenging in the second quarter, Siemens won major long-cycle contracts for wind power and trains that drove a 20% increase in orders year-over-year. In contrast, revenue came in 7% lower compared to the prior-year period. On a comparable basis, excluding currency translation and portfolio effects, revenue was 6% lower. The book-to-bill ratio for Siemens was 1.19, the order backlog (defined as the sum of the order backlogs of the Sectors) increased to €101 billion.

Broad-based revenue decline. Weaker investment sentiment in recent quarters was evident in second-quarter revenue, which declined in all Sectors and reporting regions. On a regional basis, revenue declined significantly in the Americas and moderately in the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East and in the Asia, Australia region. Revenue in emerging markets (according to the International Monetary Fund’s definition of Emerging Market and Developing Economies) on a global basis declined 4% year-over-year, and accounted for €5.938 billion, or 33%, of total revenue for the second quarter.

Orders climb on large contract wins in Europe. The Sectors Energy and Infrastructure & Cities both won a pair of major orders in the region Europe, C.I.S., Africa, Middle East that drove their double-digit order increases compared to the prior-year period. Healthcare showed moderate order growth year-over-year, while orders fell at Industry on weaker demand for its short-cycle businesses and renewable energy offerings. On a geographic basis, Europe, C.I.S., Africa, Middle East and the Americas showed double-digit increases due to higher volumes from large orders. Emerging markets on a global basis grew faster than orders overall, at 24% year-over-year, and accounted for €6.795 billion, or 32%, of total orders for the quarter.

Profit declines at Industry, Infrastructure & Cities. Total Sectors profit declined to €1.374 billion from €1.929 billion in the second quarter a year earlier. Industry profit declined to €350 million from €662 million a year earlier, due mainly to more challenging market conditions for its short-cycle businesses. Profit in Infrastructure & Cities fell to €27 million from €270 million a year earlier, due largely to charges of €161 million related to high-speed rail projects. Energy delivered €551 million in profit, down 4% compared to the prior-year period. Charges related to grid connection projects totaled €84 million in the second quarter compared to €278 million a year earlier. Healthcare contributed €445 million in profit, up 5% year-over-year.

Total Sectors profit included charges of €104 million for the “Siemens 2014” program: €49 million in Industry, €23 million in Infrastructure & Cities, €20 million in Energy, and €13 million in Healthcare. The program is expected to generate substantially higher charges in the second half of the fiscal year.

Stable income from continuing operations. Income from continuing operations of €982 million was slightly above the prior-year level, as lower Total Sectors profit was offset by improvements outside the Sectors. Above all, Equity Investments posted a profit of €8 million in the current quarter compared to a loss of €594 million a year earlier. Basic EPS from continuing operations rose to €1.14 from €1.08 a year earlier, benefiting from share buybacks between the periods under review.

Discontinued operations turns positive. Second-quarter net income was up 10%, at €1.030 billion. Corresponding EPS rose 17%, to €1.20 from €1.03 in the prior-year period, due to share buybacks as mentioned above. The increase in net income was due primarily to discontinued operations, which contributed €48 million in the current period. A year earlier, discontinued operations posted a loss of €41 million, due mainly to a burden of €142 million (pretax) from a settlement related to Greece. Income from discontinued operations related to Siemens IT Solutions and Services in the current period was a negative €9 million compared to a positive €42 million a year earlier. Income from discontinued operations related to OSRAM rose to €57 million, up from €25 million a year ago. OSRAM reported a 3% decline in revenue compared to the second quarter a year ago (0% decline on an organic basis).

At the Annual Shareholders’ Meeting of Siemens AG on January 23, 2013, Siemens’ shareholders approved the previously proposed spin-off of OSRAM. Siemens plans to retain a 17.0% stake in OSRAM after the spin-off and will additionally contribute a 2.5% stake to the Siemens Pension Trust e.V. Based on the shareholders’ approval Siemens recognized a spin-off liability amounting to €2.6 billion. The spin-off liability reflects 80.5% of the fair value of OSRAM and reduces retained earnings at the same amount.

During the second quarter of fiscal 2013, an action for annulment and voidance was brought against the OSRAM spin-off resolution of the Annual Shareholders’ Meeting, blocking its registration into the German Commercial registers in Berlin and Munich. As part of a so-called judicial release procedure, Siemens filed a motion with the Munich Higher Regional Court to remove the blocking. After the end of the second quarter, the Court approved Siemens’ motion. Siemens is continuing to take appropriate steps to complete the spin-off as approved and expects a public listing of OSRAM Licht AG in July 2013. For further information on OSRAM, see Notes 2 and 17 in Notes to Condensed Interim Consolidated Financial Statements.

Strong improvement in Free cash flow. Free cash flow from continuing operations was €1.375 billion, up strongly from €532 million in the same period a year ago, due primarily to an improved cash performance at the Sector level. The main component of Free cash flow from continuing operations in the second quarter was Income from continuing operations. Cash inflows related to the decrease in operating net working capital were €0.4 billion, including customer payments received particularly in Energy.

Siemens again took advantage of extraordinarily favorable conditions to raise new long-term debt. The total amount raised was €3.5 billion, denominated in both euros and the U.S. dollar, with maturities ranging from 2018 to 2028. The new debt raised was partly offset by the redemption of bonds totaling €2 billion. Another major cash outflow during the second quarter was €2.5 billion for dividend payments. All these cash flows were financing activities and therefore not part of Free cash flow.

ROCE declines on higher average capital employed. On a continuing basis, ROCE (adjusted) decreased to 12.7%, compared to 13.3% a year earlier. The difference was due to average capital employed, which increased compared to the prior-year period while income from continuing operations was nearly unchanged.

Pension plan underfunding remains largely unchanged. The estimated underfunding of Siemens’ pension plans as of March 31, 2013 amounted to €9.0 billion, compared to an underfunding of €8.9 billion at the end of the first quarter.

Solar business reclassified as continuing operations. At the end of the second quarter of fiscal 2013, Siemens’ solar business no longer fulfilled the conditions to be classified as discontinued operations according to IFRS. The business therefore was reclassified to continuing operations and is reported within the Energy Sector. Prior-period results are presented on a comparable basis.

In fiscal 2012, orders and revenue of the business were €50 million and €199 million, respectively; it posted a pretax loss of €259 million. In the first quarter of fiscal 2013, the business recorded a pretax loss of €157 million, which included an impairment charge of €115 million. In the second quarter of fiscal 2013, the pretax loss amounted to €21 million.

Siemens still intends to exit the solar business, and expects a total negative impact on income from continuing operations of approximately €0.3 billion from this portfolio matter in fiscal 2013.

RESULTS OF SIEMENS FOR THE SIX MONTHS ENDED MARCH 31, 2013

Orders and revenue

While macroeconomic conditions remained challenging in the first six months, Siemens won major long-cycle contracts for wind power and trains that drove an 8% increase in orders year-over-year. In contrast, revenue came in 3% lower compared to the prior-year period. On an adjusted basis, excluding currency translation and portfolio effects, first-half orders increased 7% and revenue came in 4% lower compared to the same period a year earlier. The book-to-bill ratio for Siemens was 1.13, and the order backlog increased to €101 billion.

	Orders (location of customer)
	Six months ended March 31,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	22,907	19,409	18%	17%	0%	1%
therein Germany	6,787	5,128	32%	32%	0%	0%
Americas	10,828	10,789	0%	(1)%	1%	1%
therein U.S.	6,980	8,084	(14)%	(15)%	1%	0%
Asia, Australia	7,108	7,490	(5)%	(6)%	0%	0%
therein China	2,997	2,777	8%	6%	2%	0%
Siemens	40,843	37,689	8%	7%	0%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers increased 8% compared to the prior-year period. The Sectors Energy and Infrastructure & Cities both won a number of major orders in the region Europe, C.I.S., Africa, Middle East that drove their double-digit order increases compared to the prior-year period. Healthcare showed slight order growth year-over-year, while orders fell in Industry on weaker demand for its short-cycle businesses and renewable energy offerings.

In the region Europe, C.I.S., Africa, Middle East, six-month orders increased significantly driven by double-digit increases at Energy and Infrastructure & Cities, due to higher volumes from large orders. Orders were stable year-over-year in the Americas, where a double-digit increase at Energy, primarily due to large orders, was nearly offset by declines in the other Sectors. In the region Asia, Australia, Infrastructure & Cities showed a double-digit increase and Healthcare orders increased clearly in the current six months. This growth was more than offset by double-digit order decline in Energy and a clear decline in Industry in the region. Emerging markets on a global basis grew faster than orders overall, at 9% year-over-year, and accounted for €13.829 billion, or 34%, of total orders for the first six months of fiscal 2013.

	Revenue (location of customer)
	Six months ended March 31,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	18,937	19,388	(2)%	(3)%	0%	0%
therein Germany	5,101	5,429	(6)%	(6)%	0%	0%
Americas	10,283	10,645	(3)%	(4)%	1%	0%
therein U.S.	7,227	7,821	(8)%	(9)%	1%	0%
Asia, Australia	6,936	7,165	(3)%	(4)%	0%	0%
therein China	2,678	2,801	(4)%	(6)%	1%	0%
Siemens	36,157	37,199	(3)%	(4)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers declined 3% compared to the prior-year period. Weaker investment sentiment in recent quarters was evident in six-month revenue, which declined in three of the four Sectors. Healthcare revenue was level compared to the prior-year period.

Revenue declined slightly in Europe, C.I.S., Africa, Middle East and moderately in the Americas, on declines in all Sectors. Revenue declined 3% in the Asia, Australia region, as clear growth at Healthcare was more than offset by declines in the other Sectors. Emerging markets on a global basis were level year-over-year, and accounted for €11.905 billion, or 33%, of total revenue for the first six months.

Consolidated Statements of Income

	Six months ended March 31,
	2013	2012	% Change
	(in millions of €)
Gross profit	10,285	10,636	(3)%
as percentage of revenue	28.4%	28.6%	—
Research and development expenses	(2,042)	(2,054)	1%
as percentage of revenue	5.6%	5.5%	—
Marketing, selling and general administrative expenses	(5,398)	(5,253)	(3)%
as percentage of revenue	14.9%	14.1%	—
Other operating income	200	224	(11)%
Other operating expense	(192)	(130)	(48)%
Income (loss) from investments accounted for using the equity method, net	164	(366)	n/a
Interest income	458	469	(2)%
Interest expense	(375)	(386)	3%
Other financial income (expense), net	(70)	19	n/a
Income from continuing operations before income taxes	3,030	3,159	(4)%
Income taxes	(903)	(893)	(1)%
as percentage of income from continuing operations before income taxes	30%	28%	—
Income from continuing operations	2,127	2,265	(6)%
Income from discontinued operations, net of income taxes	116	56	106%
Net income	2,243	2,322	(3)%
Net income attributable to non-controlling interests	37	52	—
Net income attributable to shareholders of Siemens AG	2,207	2,270	(3)%

Income from continuing operations was €2.127 billion in the first six months of fiscal 2013, compared to €2.265 billion in the same period a year earlier. The Sectors Energy and Healthcare recorded substantially lower charges related to projects and Agenda 2013 year-over-year, partially offset by higher project charges in Infrastructure & Cities. These charges are mostly included in cost of goods sold and services rendered and, accordingly, in gross profit. Gross profit was held back by lower capacity utilization at Industry as well as pricing pressure and a less favorable business mix in a number of Siemens businesses. The current period also included effects in all Sectors totaling €152 million related to the “Siemens 2014” program.

Income from investments accounted for using the equity method, net was €164 million in the first six months of fiscal 2013, compared to a loss of €366 million in the same period a year earlier. The major factor in the swing was Siemens’ equity investment result related to Nokia Siemens Networks B.V. (NSN), which was a loss of €11 million in the current six months compared to a loss of €641 million in the same period a year earlier. For comparison, the prior-year amount also benefited from a gain of €78 million on the sale of a portion of Financial Services’ (SFS) stake in Bangalore International Airport Limited.

In addition, the same period a year earlier included a gain of €87 million from the sale of Siemens’ 25% interest in OAO Power Machines, which was recognized in Other financial income (expense), net.

As a result of the developments described above, Income from continuing operations before income taxes decreased 4%. The effective tax rate was 30% in the current reporting period, compared to 28% in the same period a year earlier.

Income from discontinued operations, net of income taxes in the first six months of fiscal 2013 was €116 million, compared to €56 million in the first six months of fiscal 2012. The prior-year amount included a burden of €142 million (pretax) from a settlement related to Greece. Results for OSRAM were €136 million (after tax) in both periods. For additional information on discontinued operations, see Note 2 in Notes to Condensed Interim Consolidated Financial Statements.

As a result, net income for Siemens was 3% lower than in the same period a year earlier. Net income attributable to shareholders of Siemens AG decreased to €2.207 billion.

Portfolio activities

At the beginning of January 2013, Siemens acquired all of the shares in LMS International NV, Belgium, a leading provider of mechatronic simulation solutions. With the acquisition, which will be integrated in the Industry Sector’s Industry Automation Division, Siemens intends to expand and complement the Industry Sector’s product lifecycle management portfolio with mechatronic simulation and testing software. The preliminary purchase price amounts to €702 million (including €32 million cash acquired).

At the beginning of May 2013, after the end of the second quarter of fiscal 2013, Siemens acquired all the shares of six entities constituting the rail automation business of Invensys plc., U.K. (Invensys). With the acquisition, which will be integrated in the Infrastructure & Cities Sector’s Mobility and Logistics Division, Siemens intends to expand and complement the Infrastructure & Cities Sector’s rail automation business. The preliminary purchase price amounts to €2.0 billion, including €0.5 billion paid to the Invensys Pension Trust.

For further information on portfolio activities, see Notes 2 and 17 in Notes to Condensed Interim Consolidated Financial Statements.

SEGMENT INFORMATION ANALYSIS FOR THE SIX MONTHS ENDED MARCH 31, 2013

Energy Sector

In fiscal 2012, the markets served by Energy declined significantly below the levels of fiscal 2011 due to a weaker economic environment in key regions, governmental austerity measures, and overcapacities within the renewable industry. The situation is expected to improve in fiscal 2013, particularly for fossil power, wind power and transmission, enabling the energy market to again approach the levels of fiscal 2011. Price pressure will remain fierce, and further consolidation is expected.

The market for gas-fired power plants is supported by the increasing use of shale gas in the U.S. and further growth from China, while European markets remain weak. The markets in the Middle East and Africa are expected to show a decline due to a high basis of comparison in Saudi Arabia from fiscal 2012 and ongoing turmoil in other countries. Oil & Gas markets remain strong particularly in the upstream segment (exploration and production), and with regard to liquefied natural gas infrastructure. Wind power markets are showing recovery, in particular due to offshore wind projects tendered in fiscal 2013. Extension of the production tax credit for renewable energy in the U.S. supports growth in the global onshore wind market. There is continued need for grid expansion particularly in emerging markets, for integration of offshore wind projects in Europe, and for modernization of aged infrastructure. These factors support growth in the transmission market in fiscal 2013 compared to fiscal 2012.

Sector	Six months ended March 31,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	961	1,054	(9)%
Profit margin	7.7%	8.1%
Orders	15,835	12,998	22%	21%	0%	1%
Revenue	12,562	13,064	(4)%	(5)%	1%	1%

(1)	Excluding currency translation and portfolio effects.

Energy profit came in at €961 million for the first six months of fiscal 2013, down 9% year-over-year. Fossil Power Generation contributed lower earnings than a year earlier, but still accounted for most of the Sector’s profit and was the highest profit performer among all Siemens Divisions. Profit at Oil & Gas declined due mainly to charges related to Iran, while Wind Power’s profit was unchanged year-over-year. Power Transmission substantially narrowed its loss compared to the prior-year period, due to lower project charges year-over-year. The solar business, which was reclassified to continuing operations in the second quarter and is reported within Energy, posted a loss of €178 million compared to a loss of €47 million in the same period a year earlier. Energy recorded €40 million in charges under the previously announced “Siemens 2014” program.

Revenue declined 4% compared to the prior-year period on decreases in all Divisions and all three reporting regions. In contrast, orders came in 22% higher compared to the prior-year period. Order intake more than doubled at Wind Power compared to the prior-year period, due mainly to a higher volume from large orders, and Fossil Power Generation contributed 11% growth. Oil & Gas and Power Transmission saw their orders fall compared to the first six months a year earlier. The regional picture for orders was mixed. Order intake increased sharply in Europe, C.I.S., Africa, Middle East, due mainly to the higher volume from large orders at Wind Power mentioned above. Order intake was significantly higher in the Americas, while orders declined significantly in the Asia, Australia region. The book-to-bill ratio for Energy was 1.26, and its order backlog was €58 billion at the end of the period.

Businesses	Orders
	Six months ended March 31,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Fossil Power Generation	5,894	5,294	11%	10%	1%	0%
Wind Power	4,451	2,109	111%	111%	0%	0%
Oil & Gas	2,568	2,603	(1)%	(6)%	1%	4%
Power Transmission	2,807	3,113	(10)%	(10)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Six months ended March 31,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Fossil Power Generation	5,029	5,473	(8)%	(9)%	1%	0%
Wind Power	2,183	2,193	0%	(1)%	1%	0%
Oil & Gas	2,522	2,523	0%	(5)%	1%	4%
Power Transmission	2,891	2,944	(2)%	(2)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	Six months ended March 31,			Six months ended March 31,
	2013	2012	% Change	2013	2012
	(in millions of €)
Fossil Power Generation	937	1,082	(13)%	18.6%	19.8%
Wind Power	105	105	1%	4.8%	4.8%
Oil & Gas	149	221	(33)%	5.9%	8.8%
Power Transmission	(65)	(314)	79%	(2.2)%	(10.7)%

Fossil Power Generation generated profit of €937 million in the first six months of fiscal 2013, including a strong contribution from the service business. Reported profit of €1.082 billion in the same period a year earlier included an €87 million gain on the Division’s divestment of its joint venture stake in OAO Power Machines, partly offset by €51 million in charges related to the Olkiluoto project in Finland. Revenue was 8% lower year-over-year, resulting mainly from declining order intake for turnkey projects in prior quarters. Double digit revenue declines in the Europe, C.I.S., Africa, Middle East region and Asia, Australia were only partly offset by an increase in the Americas. Order intake was up 11%, driven by a number of large orders including a combined-cycle power plant in Germany, which took orders up substantially in Europe, C.I.S., Africa, Middle East. Orders were up significantly in the Americas, while the Asia, Australia region posted a substantial decrease.

Profit at Wind Power of €105 million was unchanged year-over-year. Revenue was close to the prior-year level as a substantial decline in the Americas was almost offset by increases in Europe, C.I.S., Africa, Middle East and Asia, Australia. Order intake more than doubled year-over-year, due mainly to a much higher volume from large orders, which included several large offshore wind-farms in Europe, C.I.S., Africa, Middle East.

Profit at Oil & Gas in the first six months of the fiscal year was down substantially from the prior-year period, due in part to €46 million in charges in the first quarter resulting from compliance with newly enacted sanctions on Iran, primarily on its oil and gas industries. Revenue, including its regional distribution, was almost unchanged from the same period a year earlier. In contrast, order intake was mixed as increases in Europe, C.I.S., Africa, Middle East and the Americas offset a decline in Asia, Australia.

Power Transmission sharply reduced its loss in the first six months of the fiscal year compared to a year earlier. The Division took €111 million in project charges related mainly to grid connections to offshore wind-farms, compared to €481 million in charges in the prior-year period. Profit development in the current period was held back by margin impacts related to these projects and by conversion of orders booked in prior periods with significant pricing pressure. The prior-year amount benefited from the release of a provision of €64 million related to successful project completion. Six-month revenue was down 2% year-over-year as a clear decline in Europe, C.I.S., Africa, Middle East was partly offset by a significant increase in the Americas. Orders came in 10% lower compared to the prior-year period, due in part to more selective order intake in Europe, C.I.S., Africa, Middle East. This was partly offset by a sharp order increase in the Americas. The Division expects continuing challenges in coming quarters, including the transport and installation of platforms for grid connections to certain offshore wind-farms.

Healthcare Sector

Emerging markets continue to be a growth driver, as they seek to build up healthcare infrastructure and to provide ubiquitous access to modern medical technology. Countries in the developed world seek to slow the growth of spending associated with providing high levels of care, for example through outcome-based models. On balance this is expected to keep markets for Healthcare level in the second half of fiscal 2013.

Sector	Six months ended March 31,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	948	788	20%
Profit margin	14.5%	12.1%
Orders	6,616	6,530	1%	1%	0%	0%
Revenue	6,530	6,513	0%	0%	0%	0%

(1)	Excluding currency translation and portfolio effects.

For the first six months of fiscal 2013, profit in the Healthcare Sector rose to €948 million, led by earnings performances in its imaging and therapy systems businesses. Profit development benefited from lower charges associated with the Sector’s ongoing Agenda 2013 initiative compared to the prior-year period, as well as improvements in cost position resulting from the initiative. The charges totaled €22 million in the current period, compared to €110 million in the first half a year earlier. Effective January 1, 2013, results for Healthcare include an excise tax on medical devices which was introduced in the U.S., and affects most businesses in the Sector.

Diagnostics contributed €195 million to Sector profit, up strongly from €134 million in the prior-year period. Profit development followed the pattern for the Sector overall, including lower charges and improvements in cost position associated with Agenda 2013. In particular, the charges fell to €12 million from €56 million in the prior-year period. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics remained unchanged compared to the first half a year earlier, at €85 million.

Healthcare revenue was nearly unchanged year-over-year, while orders increased slightly compared to the prior-year period. On a regional basis, clear revenue and order growth from Asia, Australia was nearly offset by lower revenue and orders in Europe, C.I.S., Africa, Middle East and the Americas. The book-to-bill ratio was 1.01, and Healthcare’s order backlog was €7 billion at the end of the first six months.

The Diagnostics business increased its revenue slightly to €1.924 billion in the first half of fiscal 2013, up from €1.901 billion in the prior-year period, driven by growth in emerging markets.

Industry Sector

Overall, Industry’s customers have taken a cautious approach to capital expenditures in recent quarters due to slack demand in developed economies and slowing growth in emerging and developing economies. This is expected to continue throughout fiscal 2013, especially in the periphery of Europe and in China. Providers of renewable energy solutions are also retrenching due to governmental austerity measures and overcapacities within the renewable energy industry.

Sector	Six months ended March 31,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	849	1,218	(30)%
Profit margin	9.2%	12.5%
Orders	9,132	10,045	(9)%	(10)%	0%	1%
Revenue	9,252	9,772	(5)%	(6)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

In the first six months of fiscal 2013, the market environment for Industry was clearly more challenging than a year earlier. This was particularly evident for the Sector’s short-cycle businesses and renewable energy offerings. Due mainly to lower capacity utilization and a less favorable business mix, profit at Industry declined to €849 million in the first half of fiscal 2013. Profit in the current quarter was also burdened by €57 million in charges under the “Siemens 2014” program.

Revenue and orders for Industry in the first half were down 5% and 9%, respectively, including declines across its Divisions and metals technologies business. On a geographic basis, revenue and orders declined in all three reporting regions, including double-digit declines in orders in the Americas and in Europe, C.I.S., Africa, Middle East. The Sector’s book-to-bill ratio was 0.99 and its order backlog at the end of the first half of fiscal 2013 was €11 billion.

Businesses	Orders
	Six months ended March 31,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	4,423	4,871	(9)%	(11)%	0%	1%
Drive Technologies	4,483	4,808	(7)%	(7)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Six months ended March 31,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	4,399	4,583	(4)%	(5)%	0%	1%
Drive Technologies	4,277	4,584	(7)%	(7)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	Six months ended March 31,			Six months ended March 31,
	2013	2012	% Change	2013	2012
	(in millions of €)
Industry Automation	508	658	(23)%	11.6%	14.4%
Drive Technologies	316	474	(33)%	7.4%	10.3%

In the first half of fiscal 2013, profit at Industry Automation fell to €508 million from €658 million a year earlier, as lower sales reduced capacity utilization and resulted in a less favorable revenue mix compared to the prior-year period. Revenue and orders were down 4% and 9%, respectively, including declines in all three reporting regions. PPA effects related to the acquisition of UGS Corp. in fiscal 2007 were €75 million in the current six months compared to €71 million a year earlier. PPA effects related to long-lived assets from the acquisition of LMS beginning in the second quarter of fiscal 2013 were €11 million. Effects from deferred revenue adjustments and inventory step-ups totaled an additional €14 million in the second quarter of fiscal 2013. Based on current assumptions, similar amounts per quarter are expected in the second half of fiscal 2013.

Profit at Drive Technologies declined to €316 million in the current period, down from €474 million a year earlier. This decline was due mainly to deteriorating market conditions for the Division’s higher-margin short-cycle businesses and offerings for renewable energy year-over-year. First-half revenue and orders were down 7%. The decline in revenue was due mainly to the Asia, Australia and the Europe, C.I.S., Africa, Middle East regions while the decline in orders was due mainly to weak demand from the Americas and Europe, C.I.S., Africa, Middle East.

Infrastructure & Cities Sector

The markets for most of the Infrastructure & Cities Sector’s businesses are growing slowly due in part to governmental austerity measures and weak or slowing macroeconomic growth, particularly in Europe. Large projects in the rolling stock market may have low margins. Markets for low and medium voltage products and smart grids are expected to remain depressed in large parts of Europe in coming quarters. The U.S. non-residential construction markets are expected to stabilize in the second half of fiscal 2013.

Sector	Six months ended March 31,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	155	470	(67)%
Profit margin	1.9%	5.7%
Orders	9,574	8,575	12%	11%	1%	0%
Revenue	8,202	8,312	(1)%	(2)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

First-half profit at Infrastructure & Cities was €155 million, down sharply from €470 million a year earlier. This was due mainly to the Transportation & Logistics Business, which recorded project charges of €277 million related mainly to high-speed trains. For comparison, a year earlier charges related to these matters in the first six months were sharply lower at €69 million. Profit development in the current period was also held back by €32 million in charges related to the “Siemens 2014” program. Lower profit at Building Technologies was more than offset by an improvement at Power Grid Solutions & Products year-over-year.

Revenue came in slightly below the prior-year level as higher revenue at Power Grid Solutions & Products was more than offset by revenue declines at Transportation & Logistics and Building Technologies. Orders were driven by Transportation & Logistics with a sharply higher volume from major orders year-over-year. On a geographic basis, revenue declined in the Asia, Australia region while it remained nearly stable year-over-year in the other two reporting regions. Order growth was double-digit in the regions Asia, Australia and Europe, C.I.S., Africa, Middle East. The Sector’s book-to-bill ratio was 1.17 and its order backlog at the end of the first half of fiscal 2013 was €25 billion.

Businesses	Orders
	Six months ended March 31,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	3,713	2,891	28%	28%	0%	0%
Power Grid Solutions & Products	3,169	3,047	4%	3%	1%	0%
Building Technologies	2,823	2,805	1%	0%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Six months ended March 31,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	2,686	2,808	(4)%	(5)%	0%	0%
Power Grid Solutions & Products	2,878	2,813	2%	2%	0%	0%
Building Technologies	2,777	2,812	(1)%	(2)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin
	Six months ended March 31,			Six months ended March 31,
	2013	2012	% Change	2013	2012
	(in millions of €)
Transportation & Logistics	(210)	102	n/a	(7.8)%	3.6%
Power Grid Solutions & Products	198	183	9%	6.9%	6.5%
Building Technologies	152	162	(6)%	5.5%	5.8%

The Transportation & Logistics Business posted a loss of €210 million in the first half of fiscal 2013 compared to a profit of €102 million a year earlier. The change was due mainly to higher project charges, particularly related to high-speed trains, which primarily involved delays related to receiving certification for new trains. The charges totaled €277 million in the current six months, compared to €69 million in the prior-year period. In addition, the revenue mix was less favorable due to lower margins associated with large long-term contracts from prior periods. Revenue declined moderately while orders rose substantially, benefiting from a sharply higher volume from major orders year-over-year. The Transportation & Logistics Business expects continuing challenges in coming quarters related to fulfillment of certain contracts for high-speed rail projects.

The Power Grid Solutions & Products Business increased its profit for the first six months of the fiscal year by 9% year-over-year, to €198 million. Major factors in the improvement included successful implementation of productivity measures. A revenue increase of 2% year-over-year included higher revenue in the Americas and Asia, Australia, only partly offset by a slight decline in Europe, C.I.S., Africa, Middle East. Order growth of 4% year-over-year was supported by higher demand in Europe, C.I.S., Africa, Middle East and Asia, Australia, which more than offset a slight decline in the Americas.

Profit at Building Technologies came in at €152 million, a 6% decrease compared to the prior-year period. Revenue was down 1% year-over-year, as growth in Asia, Australia was more than offset by declines in the other two reporting regions. Orders were up slightly on growth in all reporting regions.

Equity Investments

Equity Investments posted a profit of €143 million in the first half of fiscal 2013, compared to a loss of €519 million a year earlier. This improvement was due mainly to a substantially smaller loss related to Siemens’ share in NSN. The loss was €11 million in the first half of fiscal 2013 compared to a loss of €641 million in the prior-year period. NSN reported to Siemens that in the first six months of fiscal 2013 it took €386 million in restructuring charges and other associated items, including net charges related to country and contract exits. Restructuring charges and other associated items totaled €795 million in the same period a year earlier. Results from equity investments are expected to be volatile in coming quarters.

Financial Services (SFS)

	Six months ended March 31,
	2013	2012	% Change
	(in millions of €)
Income before income taxes	230	274	(16)%

	March 31, 2013	September 30, 2012
Total assets	17,872	17,405	3%

SFS continued to execute its growth strategy. Higher total assets year-over-year helped generate a higher interest result compared to the first half a year ago. For comparison the prior-year period included a €78 million gain on the sale of a portion of SFS’s stake in Bangalore International Airport Limited. As a result, profit (defined as income before income taxes) came in at €230 million compared to €274 million in the prior-year period. Total assets rose to €17.872 billion, a moderate increase from the level at the beginning of the fiscal year.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate and various categories of items which are not allocated to the Sectors and to SFS because Management has determined that such items are not indicative of their respective performance.

Centrally managed portfolio activities

Centrally managed portfolio activities reported a profit of €23 million in the first six months of fiscal 2013, compared to €6 million in the same period a year earlier.

Siemens Real Estate

Income before income taxes at Siemens Real Estate was €43 million in the first six months of fiscal 2013, compared to €5 million in the same period a year earlier. This increase was attributable mainly to significantly higher income related to the disposal of real estate.

Corporate items and pensions

Corporate items and pensions reported a loss of €318 million in the first six months of fiscal 2013 compared to a loss of €154 million in the same period a year earlier. The loss at Corporate items was €114 million, compared to a positive €35 million in the same period a year earlier. The prior-year period included positive effects related to legal and regulatory matters. Centrally carried pension expense totaled €205 million in the first six months of fiscal 2013, compared to €189 million in the same period a year earlier.

Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €5 million in the first six months of fiscal 2013, compared to a positive €17 million in the same period a year earlier. The decrease year-over-year included lower results from Corporate Treasury activities, due mainly to lower interest income from liquidity compared to the prior-year period.

Reconciliation to adjusted EBITDA (continuing operations)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA based on continuing operations.

For the six months ended March 31, 2013 and 2012 (in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Sectors
Energy Sector	961	1,054	(67)	28	(15)	70	1,043	956	56	41	218	183	1,317	1,180	10.5%	9.0%
therein:
Fossil Power Generation	937	1,082	20	17	(7)	75	925	989	10	10	68	65	1,002	1,064
Wind Power	105	105	(7)	3	(3)	(4)	115	106	15	12	45	39	175	157
Oil & Gas	149	221	—	—	(2)	(2)	151	224	25	14	39	32	215	270
Power Transmission	(65)	(314)	10	15	(5)	(1)	(70)	(328)	7	5	50	43	(13)	(280)
Healthcare Sector	948	788	4	4	4	(11)	941	795	160	207	159	175	1,260	1,177	19.3%	18.1%
therein:
Diagnostics	195	134	—	—	6	2	190	132	99	129	106	112	395	372
Industry Sector	849	1,218	6	6	(4)	(7)	847	1,219	156	128	178	150	1,181	1,497	12.8%	15.3%
therein:
Industry Automation	508	658	1	1	(1)	(3)	509	660	121	99	69	62	698	822
Drive Technologies	316	474	5	5	(2)	(3)	313	472	31	24	103	82	446	578
Infrastructure & Cities Sector	155	470	18	11	(2)	9	139	450	55	54	80	78	274	582	3.3%	7.0%
therein:
Transportation & Logistics	(210)	102	13	5	(4)	(8)	(219)	105	7	6	21	22	(191)	133
Power Grid Solutions & Products	198	183	5	5	(5)	(2)	198	179	18	19	35	32	250	231
Building Technologies	152	162	—	—	(1)	(2)	152	163	30	28	23	23	205	215
Total Sectors	2,915	3,530	(39)	49	(16)	62	2,970	3,420	428	430	634	586	4,032	4,436

Equity Investments	143	(519)	139	(526)	4	4	—	3	—	—	—	—	—	3
Financial Services (SFS)	230	274	44	115	214	194	(29)	(35)	3	3	117	135	90	103
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	23	6	22	3	—	1	1	2	1	1	1	1	3	4
Siemens Real Estate (SRE)	43	5	—	—	(56)	(60)	99	64	1	1	139	154	238	219
Corporate items and pensions	(318)	(154)	—	—	(166)	(168)	(152)	14	9	7	46	24	(98)	45
Eliminations, Corporate Treasury and other reconciling items	(5)	17	(3)	(7)	34	70	(36)	(46)	—	—	(18)	(21)	(54)	(67)

Siemens	3,030	3,159	164	(366)	13	102	2,853	3,422	441	442	919	878	4,213	4,743

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million and €— million for the six months ended March 31, 2013 and 2012, respectively.

LIQUIDITY, CAPITAL RESOURCES AND REQUIREMENTS

Cash flows

The following discussion presents an analysis of our cash flows from operating, investing and financing activities for the first half of fiscal 2013 and 2012 for both continuing and discontinued operations.

Cash flows	Continuing operations		Discontinued operations		Continuing and discontinued operations
	Six months ended March 31,
	2013	2012	2013	2012	2013	2012
	(in millions of €)
Net cash provided by (used in):
Operating activities	681	452	76	(113)	757	339
Investing activities	(1,856)	(2,618)	(108)	(408)	(1,964)	(3,026)
therein: Additions to intangible assets and property, plant and equipment	(739)	(934)	(78)	(81)	(817)	(1,015)
Free cash flow	(58)	(482)	(3)	(194)	(61)	(676)
Financing activities	(1,849)	(1,937)	32	521	(1,817)	(1,416)

Cash flows from operating activities—Continuing operations provided net cash of €681 million in the first half of fiscal 2013, compared to net cash provided of €452 million in the same period a year earlier. In the current period, the major component of cash inflows was income from continuing operations of €2.127 billion. Included therein were amortization, depreciation and impairments of €1.359 billion. The major components of cash outflows from operating activities in the current period were a build-up of operating net working capital, and income taxes paid of €1.274 billion. The increase in operating net working capital led to cash outflows of €2.2 billion. These cash outflows were due mainly to payments of trade payables particularly in the Energy Sector. In the prior-year period, income from continuing operations was €2.265 billion. Included therein were amortization, depreciation and impairments of €1.320 billion. In the prior-year period the major components of cash outflows from operating activities were a build-up of operating net working capital, which led to cash outflows of €1.9 billion, and a decrease in liabilities including bonus payments to our employees. The prior-year period also included cash outflows of €0.3 billion related to Healthcare’s particle therapy business.

Discontinued operations provided net cash of €76 million in the first half of fiscal 2013, compared to net cash used of €113 million in the prior-year period. The change was due largely to a strong operating cash flow performance at OSRAM.

Cash flows from investing activities—Net cash used in investing activities for continuing operations amounted to €1.856 billion in the first half of fiscal 2013, compared to net cash used of €2.618 billion in the prior-year period. The decrease in cash outflows from investing activities was due to SFS, which added a smaller volume of new business in the first half compared to a year earlier and also had a higher run-off of leasing and loan receivables year-over-year. These factors contributed to lower cash outflows for SFS’ financing activities, which totaled €559 million in the current period, compared to €1.233 billion in the prior-year period. Acquisitions, net of cash acquired, of €718 million in the current period included the preliminary purchase price (excluding cash acquired) of €670 million related to Industry’s acquisition of LMS International NV. Proceeds from sales of investments, intangibles and property, plant and equipment of €389 million included payments related to the sale of the AtoS convertible bonds of €0.3 billion. For comparison the prior-year period included acquisitions, net of cash acquired, of €741 million comprising several acquisitions within the Sectors to optimize our business portfolio. Proceeds from sales of investments, intangibles and property, plant and equipment were €401 million in the first half a year earlier, including proceeds from the sale of our 25% interest in OAO Power Machines.

Discontinued operations used net cash of €108 million in the first half of fiscal 2013, compared to net cash used of €408 million in the prior-year period. The change was primarily related to Siemens IT Solutions and Services, particularly including payments in the prior-year period for a cash purchase price adjustment related to net debt and net working capital of Siemens IT Solutions and Services.

Free cash flow from continuing operations amounted to a negative €58 million in the first half of fiscal 2013, compared to a negative €482 million a year earlier. The change was due primarily to cash flows from operating activities as discussed above. Additions to intangible assets and property, plant and equipment were lower in the current half-year, due mainly to lower investments within the Sectors.

On a sequential basis, Free cash flow in the first and second quarter of fiscal 2013 and during fiscal 2012 was as follows:

Cash flows from financing activities—Continuing operations used net cash of €1.849 billion in the first half of fiscal 2013, compared to net cash used of €1.937 billion in the same period a year earlier. As described in more detail below, the current period included proceeds from the issuance of long-term debt of €3.467 billion related to the bonds issued and term loans taken as well as cash inflows for short-term debt and other financing activities of €947 million, primarily related to net cash inflows from the issuance of commercial paper. These cash inflows were partly offset by the repayment of long-term debt of €2.032 billion related to redemption of the fixed-rate-instruments and by the cash outflows for the purchase of common stock totaling €1.320 billion primarily under Siemens’ share buy back program, completed in November 2012. For comparison, prior-year period proceeds from the issuance of long-term debt of €2.473 billion included the issuance of US$3.0 billion bonds with warrant units. Cash inflows from the change in short-term debt and other financing activities were €2.2 billion, which also included the net cash inflows from the issuance of commercial paper. These cash inflows were partly offset by the repayment of long-term debt of €3.189 billion in the prior-year period for the redemption of €1.55 billion in 5.25%-fixed-rate-instruments, €0.7 billion in floating rate assignable loans, US$0.5 billion in floating rate notes and US$0.75 billion in 5.5% notes. Both periods included cash outflows for dividends, which were €2.528 billion (for fiscal 2012) in the first half of fiscal 2013 compared to €2.629 billion in the prior-year period (for fiscal 2011).

Capital resources and requirements

We have a US$9.0 billion (€7.0 billion) global multi-currency commercial paper program in place. As of March 31, 2013, we had commercial paper in several currencies with a corresponding amount of €0.9 billion outstanding.

Under the debt issuance program, in February 2009, we issued fixed rated instruments with an aggregate amount of €4.0 billion comprising two tranches. The first tranche, €2.0 billion in 4.125%-fixed-rate-instruments, matured in February 2013 and was redeemed at face value.

In March 2013, we issued the following fixed-rate instruments under our debt issuance program:

•	€1.25 billion in 1.75% instruments due in March 2021;

•	€1.0 billion in 2.875% instruments due in March 2028;

•	US$500 million in 1.5% instruments due in March 2018 and

•	US$100 million in 3.5% instruments due in March, 2028.

The nominal amount of these instruments outstanding as of March 31, 2013 was €2.7 billion.

In March 2013, we took two bilateral US$500 million floating rate term loans, bearing interest of 0.79% above the three months London Interbank Offered Rate (LIBOR). These loans are due in March 2018 and include options for two one-year extensions. The nominal amount outstanding as of March 31, 2013 was €0.8 billion.

In February 2013, the €4.0 billion syndicated multi-currency revolving credit facility with an original term of five years, signed in April 2012, was extended by one year until April 2018. There is one remaining one-year extension option associated with this facility.

Capital structure

A key consideration for Siemens is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligation over time. Siemens set a capital structure target range of 0.5-1.0. The capital structure ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). As of March 31, 2013 and September 30, 2012 the ratios were as follows:

	March 31, 2013	September 30, 2012
	(in millions of €)
Short-term debt and current maturities of long-term debt(1)	2,752	3,826
Plus: Long-term debt(1)	20,182	16,880
Less: Cash and cash equivalents	(7,892)	(10,891)
Less: Current available-for-sale financial assets	(533)	(524)

Net debt	14,509	9,292
Less: SFS Debt(2)	(14,879)	(14,558)
Plus: Pension plans and similar commitments(3)	9,890	9,801
Plus: Credit guarantees	575	326
Less: 50% nominal amount hybrid bond(4)	(893)	(920)
Less: Fair value hedge accounting adjustment(5)	(1,473)	(1,670)

Adjusted industrial net debt	7,728	2,271

Adjusted EBITDA (continuing operations)	4,213	9,669

Adjusted industrial net debt / adjusted EBITDA (continuing operations)(6)	0.92	0.23

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,473 million as of March 31, 2013 and €1,670 million as of September 30, 2012.

(2)	The adjustment considers that both Moody’s and S&P view SFS as a captive finance company. Both rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining credit ratings. Following this concept, we exclude SFS Debt in order to derive an adjusted industrial net debt which is not affected by SFS’s financing activities.

(3)	To reflect Siemens’ total pension liability, adjusted industrial net debt includes line item Pension plans and similar commitments as presented in Consolidated Statements of Financial Position.

(4)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(5)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see Note 31 in D.6 Notes to Consolidated Financial Statements in our Annual Report for fiscal 2012.

(6)	In order to calculate this ratio, adjusted EBITDA (continuing operations) needs to be annualized.

Funding of pension plans and similar commitments

At the end of the first six months of fiscal 2013, the combined funded status of Siemens’ pension plans showed an estimated underfunding of €9.0 billion, compared to an underfunding of €8.9 billion at the end of fiscal 2012. The increase in Siemens’ DBO was largely offset by an increase in the fair value of Siemens’ funded pension plan assets.

The estimated DBO of Siemens’ pension plans, which takes into account future compensation and pension increases, amounted to €33.8 billion on March 31, 2013, €0.8 billion higher than the DBO of €33.0 billion on September 30, 2012. The DBO increased due to a decrease in the discount rate assumption, an increase in the inflation rate assumption in the U.K., and accrued service and interest cost. These negative factors were partly offset by benefits paid during the six-month period.

The fair value of Siemens’ funded pension plan assets as of March 31, 2013, was €24.9 billion compared to €24.1 billion on September 30, 2012. The actual return on plan assets for the current six months amounted to €1.429 billion, resulting from both fixed-income and equity investments. Employer contributions amounted to €339 million. These positive factors were partly offset by benefits paid during the six-month period.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.7 billion, both at the end of the first six months of fiscal 2013 and as of September 30, 2012.

For more information on Siemens’ pension plans and similar commitments, see Note 7 in Notes to Condensed Interim Consolidated Financial Statements.

REPORT ON RISKS AND OPPORTUNITIES

Within the scope of its entrepreneurial activities and the variety of its operations, Siemens encounters numerous risks and opportunities which could negatively or positively affect business development. For the early recognition and successful management of relevant risks and opportunities we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success and is an integral part of all our decisions and business processes.

In our Annual Report for fiscal 2012 we described certain risks which could have a material adverse effect on our financial condition, including effects on assets, liabilities and cash flows, and results of operations, certain opportunities as well as the design of our risk management system.

As previously disclosed, business with customers in Iran is subject to export control regulations, embargoes, sanctions or other forms of trade restrictions imposed by the U.S., the EU and other countries or organizations. The sanction regime against Iran was further tightened. Following the approval of Council Regulation (EU) No. 267/2012 on March 23, 2012 concerning restrictive measures against Iran and repealing Regulation (EU) No. 961/2010, the Implementing Regulations (EU) No. 945/2012 dated October 15, 2012 and No. 1264/2012 dated December 21, 2012, which were based on Council Regulation (EU) No. 267/2012, specify numerous additional companies and institutions as sanctions targets (primarily from the oil and gas industries). In addition, Amending Regulation (EU) No. 1263/2012 dated December 21, 2012, enhanced in particular the restrictions related to goods and products and sets time-limits for the execution of transactions under pre-existing contracts. Furthermore, the signing into law of the American “Iran Threat Reduction and Syria Human Rights Act of 2012” on August 10, 2012 tightened the restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria and imposed additional disclosure obligations. As described in our Annual Report of fiscal 2012, we have issued, and regularly update, restrictive internal guidelines governing business with customers in Iran. We may, however, still conduct certain business activities and provide products and services to customers in Iran under limited circumstances. Although we believe that our business activities have not had a material negative impact on our reputation or share value, we cannot exclude any such impact in the future. New or tightened export control regulations, sanctions, embargoes or other forms of trade restrictions imposed on Iran, Syria or on other sanctioned countries in which we do business may result in a curtailment of our existing business in such countries and in an adaptation of our policies. In addition, the termination of our activities in Iran, Syria or other sanctioned countries may expose us to customer claims and other actions.

During the first half of fiscal 2013 we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2012 and in the sections of this Interim Report entitled “Overview of financial results for the second quarter of fiscal 2013,” “Segment information analysis,” and “Legal proceedings.” Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.

We refer also to Notes and forward-looking statements at the end of this Interim group management report.

LEGAL PROCEEDINGS

For information on legal proceedings, see Note 11 in Notes to Condensed Interim Consolidated Financial Statements.

SUBSEQUENT EVENTS

In April 2013 the relevant court decided in the course of the judicial release procedure (initiated by Siemens) that Siemens can record the spin-off in the commercial registers despite the fact that an action has been brought against the approval at the Annual Shareholders’ Meeting to spin-off OSRAM. Thereby, the judicial release procedure is finalized.

At the beginning of May 2013, Siemens acquired all the shares of six entities constituting the rail automation business of Invensys. With the acquisition, which will be integrated in the Infrastructure & Cities Sector’s Mobility and Logistics Division, Siemens intends to expand and complement the Infrastructure & Cities Sector’s rail automation business. The preliminary purchase price amounts to €2.0 billion including €0.5 billion paid to the Invensys Pension Trust.

OUTLOOK

In fiscal 2013, Siemens is implementing “Siemens 2014,” a company-wide program supporting our One Siemens framework for sustainable value creation. The goal of the program is to raise our Total Sectors profit margin to at least 12% by fiscal 2014. For fiscal 2013, we confirm our expectations of moderate organic order growth. With continuing challenges for our businesses whose results react strongly to short-term changes in the economic environment, we now anticipate a moderate decline in revenue on an organic basis compared to the prior year. Charges associated with the Siemens 2014 program in the Sectors are expected to total up to €0.9 billion for the full fiscal year. Given these developments and financial results for the first half, we expect income from continuing operations in fiscal 2013 to approach the low end of our original expectation, €4.5 billion, before impacts related to legal and regulatory matters and significant portfolio effects which we expect to burden income by up to €0.5 billion due primarily to the solar business.

NOTES AND FORWARD-LOOKING STATEMENTS

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

For the three and six months ended March 31, 2013 and 2012

(in millions of €, per share amounts in €)

		Three months ended March 31,		Six months ended March 31,
	Note	2013	2012(1)	2013	2012(1)
Revenue		18,011	19,297	36,157	37,199
Cost of goods sold and services rendered		(12,950)	(13,734)	(25,872)	(26,563)

Gross profit		5,061	5,563	10,285	10,636
Research and development expenses		(1,042)	(1,067)	(2,042)	(2,054)
Marketing, selling and general administrative expenses		(2,758)	(2,614)	(5,398)	(5,253)
Other operating income	3	61	110	200	224
Other operating expense	4	(55)	(29)	(192)	(130)
Income (loss) from investments accounted for using the equity method, net		68	(563)	164	(366)
Interest income	5	225	227	458	469
Interest expense	5	(185)	(192)	(375)	(386)
Other financial income (expense), net		(37)	(29)	(70)	19

Income from continuing operations before income taxes		1,336	1,405	3,030	3,159
Income taxes		(354)	(426)	(903)	(893)

Income from continuing operations		982	979	2,127	2,265
Income (loss) from discontinued operations, net of income taxes	2	48	(41)	116	56

Net income		1,030	938	2,243	2,322

Attributable to:
Non-controlling interests		20	34	37	52
Shareholders of Siemens AG		1,009	904	2,207	2,270

Basic earnings per share	13
Income from continuing operations		1.14	1.08	2.48	2.53
Income (loss) from discontinued operations		0.05	(0.05)	0.13	0.06

Net income		1.20	1.03	2.61	2.59

Diluted earnings per share	13
Income from continuing operations		1.13	1.07	2.46	2.51
Income (loss) from discontinued operations		0.05	(0.05)	0.13	0.06

Net income		1.18	1.02	2.59	2.56

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

For the three and six months ended March 31, 2013 and 2012

(in millions of €)

	Three months ended March 31,		Six months ended March 31,
	2013	2012(1)	2013	2012(1)
Net income	1,030	938	2,243	2,322
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	41	(471)	(55)	(69)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	341	(111)	(35)	448
Available-for-sale financial assets	8	138	9	81
Derivative financial instruments	(32)	143	42	70

	316	169	16	600

Other comprehensive income, net of tax (2)	357	(302)	(39)	531

Total comprehensive income	1,386	637	2,205	2,852

Attributable to:
Non-controlling interests	37	25	38	53
Shareholders of Siemens AG	1,349	612	2,166	2,800

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Includes income (expense) resulting from investments accounted for using the equity method of €(48) million and €55 million, respectively, for the three months ended March 31, 2013 and 2012, and €(114) million and €23 million for the six months ended March 31, 2013 and 2012, respectively. Thereof €(59) million and €(6) million, respectively, for the three months ended March 31, 2013 and 2012, and €(117) million and €(49) million for the six months ended March 31, 2013 and 2012, respectively, are attributable to items that will not be reclassified to profit or loss.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2013 (unaudited) and September 30, 2012

(in millions of €)

	Note	3/31/13	9/30/12(1)
ASSETS
Current assets
Cash and cash equivalents		7,892	10,891
Available-for-sale financial assets		533	524
Trade and other receivables		15,271	15,220
Other current financial assets		3,094	2,901
Inventories		16,381	15,679
Income tax receivables		749	836
Other current assets		1,375	1,277
Assets classified as held for disposal	2	4,701	4,799

Total current assets		49,996	52,128

Goodwill		17,396	17,069
Other intangible assets		4,688	4,595
Property, plant and equipment		10,502	10,763
Investments accounted for using the equity method		4,641	4,436
Other financial assets		14,369	14,666
Deferred tax assets		3,338	3,748
Other assets		964	846

Total assets		105,894	108,251

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	6	2,752	3,826
Trade payables		6,801	8,036
Other current financial liabilities		1,796	1,460
Current provisions		4,656	4,750
Income tax payables		1,741	2,204
Other current liabilities		21,846	20,302
Liabilities associated with assets classified as held for disposal	2	1,953	2,049

Total current liabilities		41,544	42,627

Long-term debt	6	20,182	16,880
Pension plans and similar commitments	7	9,890	9,801
Deferred tax liabilities		554	494
Provisions	8	3,853	3,908
Other financial liabilities		1,192	1,083
Other liabilities		2,059	2,034

Total liabilities		79,274	76,827

Equity	9
Common stock, no par value (2)		2,643	2,643
Additional paid-in capital		5,428	6,173
Retained earnings		19,845	22,877
Other components of equity		1,072	1,058
Treasury shares, at cost (3)		(2,919)	(1,897)

Total equity attributable to shareholders of Siemens AG		26,071	30,855

Non-controlling interests		549	569

Total equity		26,620	31,424

Total liabilities and equity		105,894	108,251

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Authorized: 1,084,600,000 and 1,084,600,000 shares, respectively. Issued: 881,000,000 and 881,000,000 shares, respectively.

(3)	37,685,268 and 24,725,674 shares, respectively.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

For the six months ended March 31, 2013 and 2012

(in millions of €)

	Six months ended March 31,
	2013	2012(1)
Cash flows from operating activities
Net income	2,243	2,322
Adjustments to reconcile net income to cash provided by (used in) operating activities—continuing operations
(Income) loss from discontinued operations, net of income taxes	(116)	(56)
Amortization, depreciation and impairments	1,359	1,320
Income taxes	903	893
Interest (income) expense, net	(84)	(83)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(36)	(33)
(Gains) losses on sales of investments, net (2)	(6)	(184)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	1
(Income) losses from investments (2)	(147)	460
Other non-cash (income) expenses	236	25
Change in assets and liabilities
(Increase) decrease in inventories	(497)	(1,403)
(Increase) decrease in trade and other receivables	15	(639)
Increase (decrease) in trade payables	(1,260)	(369)
Change in other assets and liabilities	(955)	(1,384)
Additions to assets held for rental in operating leases	(211)	(193)
Income taxes paid	(1,274)	(700)
Dividends received	99	51
Interest received	411	424

Net cash provided by (used in) operating activities—continuing operations	681	452
Net cash provided by (used in) operating activities—discontinued operations	76	(113)

Net cash provided by (used in) operating activities—continuing and discontinued operations	757	339
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(739)	(934)
Acquisitions, net of cash acquired	(718)	(741)
Purchases of investments (2)	(196)	(140)
Purchases of current available-for-sale financial assets	(29)	(125)
(Increase) decrease in receivables from financing activities	(559)	(1,233)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (2)	389	401
Proceeds and (payments) from disposals of businesses	(36)	79
Proceeds from sales of current available-for-sale financial assets	30	74

Net cash provided by (used in) investing activities—continuing operations	(1,856)	(2,618)
Net cash provided by (used in) investing activities—discontinued operations	(108)	(408)

Net cash provided by (used in) investing activities—continuing and discontinued operations	(1,964)	(3,026)
Cash flows from financing activities
Purchase of common stock	(1,320)	—
Proceeds (payments) relating to other transactions with owners	4	101
Proceeds from issuance of long-term debt	3,467	2,473
Repayment of long-term debt (including current maturities of long-term debt)	(2,032)	(3,189)
Change in short-term debt and other financing activities	947	2,200
Interest paid	(229)	(245)
Dividends paid	(2,528)	(2,629)
Dividends paid to non-controlling interest holders	(108)	(95)
Financing discontinued operations (3)	(51)	(552)

Net cash provided by (used in) financing activities—continuing operations	(1,849)	(1,937)
Net cash provided by (used in) financing activities—discontinued operations	32	521

Net cash provided by (used in) financing activities—continuing and discontinued operations	(1,817)	(1,416)
Effect of exchange rates on cash and cash equivalents	17	46
Net increase (decrease) in cash and cash equivalents	(3,007)	(4,058)
Cash and cash equivalents at beginning of period	10,950	12,512

Cash and cash equivalents at end of period	7,943	8,454
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	51	30

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	7,892	8,424

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the six months ended March 31, 2013 and 2012

(in millions of €)

			Total comprehensive income
					Other components of equity
					Items that may be reclassified subsequently to profit or loss
	Common stock	Additional paid-in capital	Retained earnings		Currency translation differences	Available- for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
Balance as of October 1, 2011 (as previously reported)	2,743	6,011	25,881		2	36	(106)	25,813	(3,037)	31,530	626	32,156
Effect of retrospectively adopting IAS 19R	—	—	116		—	—	—	116	—	116	—	116

Balance as of October 1, 2011(1)	2,743	6,011	25,996		2	36	(106)	25,929	(3,037)	31,645	626	32,272

Net income(1)	—	—	2,270		—	—	—	2,270	—	2,270	52	2,322
Other comprehensive income, net of tax(1)	—	—	(69	)(2)	448	81	69	530	—	530	1	531	(3)
Dividends	—	—	(2,629)		—	—	—	(2,629)	—	(2,629)	(99)	(2,728)
Share-based payment	—	(25)	(127)		—	—	—	(127)	—	(152)	—	(152)
Re-issuance of treasury stock	—	(4)	—		—	—	—	—	356	352	—	352
Transactions with non-controlling interests	—	—	(464)		—	—	—	(464)	—	(464)	2	(462)
Other changes in equity	—	126	3		—	—	—	3	—	129	(15)	115

Balance as of March 31, 2012	2,743	6,109	24,981		450	117	(37)	25,512	(2,681)	31,683	568	32,250

Balance as of October 1, 2012 (as previously reported)	2,643	6,173	22,756		857	245	(44)	23,814	(1,897)	30,733	569	31,302
Effect of retrospectively adopting IAS 19R	—	—	122		—	—	—	122	—	122	—	122

Balance as of October 1, 2012(1)	2,643	6,173	22,877		857	245	(44)	23,936	(1,897)	30,855	569	31,424

Net income	—	—	2,207		—	—	—	2,207	—	2,207	37	2,243
Other comprehensive income, net of tax	—	—	(55	)(2)	(35)	9	41	(40)	—	(40)	2	(39	)(3)
Dividends	—	—	(2,528)		—	—	—	(2,528)	—	(2,528)	(80)	(2,609)
Share-based payment	—	(32)	(34)		—	—	—	(34)	—	(66)	—	(66)
Purchase of common stock	—	—	—		—	—	—	—	(1,281)	(1,281)	—	(1,281)
Re-issuance of treasury stock	—	3	—		—	—	—	—	260	263	—	263
Transactions with non-controlling interests	—	—	(11)		—	—	—	(11)	—	(11)	9	(2)
Spin-off related changes in equity	—	(163)	(2,600)		—	—	—	(2,600)	—	(2,763)	—	(2,763)
Other changes in equity	—	(553)	(11)		—	—	—	(11)	—	(564)	13	(551)

Balance as of March 31, 2013	2,643	5,428	19,845		821	254	(3)	20,918	(2,919)	26,071	549	26,620

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Items of other comprehensive income that will not be reclassified to profit or loss consist of remeasurements of defined benefit plans of €(55) million and €(69) million, respectively in the six months ended March 31, 2013 and 2012. Remeasurements of defined benefit plans are included in line item Retained earnings.

(3)	In the six months ended March 31, 2013 and 2012, Other comprehensive income, net of tax, includes non-controlling interests of €— million and €— million relating to remeasurements of defined benefit plans, €1 million and €— million relating to currency translation differences, €— million and €— million relating to available-for-sale financial assets and €1 million and €1 million relating to derivative financial instruments.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIEMENS

SEGMENT INFORMATION (continuing operations—unaudited)

As of and for the three months ended March 31, 2013 and 2012 and as of September 30, 2012

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	3/31/13	9/30/12	2013	2012	2013	2012	2013	2012
Sectors
Energy	8,464	5,815	6,196	6,832	64	56	6,260	6,888	551	573	2,013	1,116	925	4	71	122	130	116
Healthcare	3,330	3,246	3,273	3,354	5	8	3,278	3,362	445	424	12,000	11,757	450	380	62	61	158	177
Industry	4,623	5,144	4,227	4,641	393	428	4,619	5,070	350	662	8,088	7,014	467	441	83	84	184	141
Infrastructure & Cities	5,210	3,896	3,876	4,052	186	205	4,062	4,257	27	270	4,312	4,012	(33)	337	50	70	67	67

Total Sectors	21,627	18,101	17,571	18,879	648	698	18,219	19,577	1,374	1,929	26,414	23,899	1,808	1,162	266	338	539	501
Equity Investments	—	—	—	—	—	—	—	—	8	(594)	2,755	2,715	—	—	—	—	—	—
Financial Services (SFS)	236	189	221	178	15	12	236	189	113	74	17,872	17,405	301	261	3	12	61	78
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	102	79	66	74	3	2	68	76	21	6	(370)	(448)	(6)	(40)	2	1	1	1
Siemens Real Estate (SRE)	622	610	69	81	553	529	622	610	(2)	—	4,938	5,018	16	(68)	69	113	75	86
Corporate items and pensions	132	122	85	85	48	53	133	138	(153)	12	(11,440)	(11,693)	(75)	(334)	21	24	37	16
Eliminations, Corporate Treasury and other reconciling items	(1,269)	(1,222)	—	—	(1,267)	(1,293)	(1,267)	(1,293)	(25)	(22)	65,725	71,354	(669)	(449)	—	(2)	(9)	(11)

Siemens	21,451	17,880	18,011	19,297	—	—	18,011	19,297	1,336	1,405	105,894	108,251	1,375	532	360	486	704	672

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

SIEMENS

SEGMENT INFORMATION (continuing operations—unaudited)

As of and for the six months ended March 31, 2013 and 2012 and as of September 30, 2012

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	3/31/13	9/30/12	2013	2012	2013	2012	2013	2012
Sectors
Energy	15,835	12,998	12,435	12,956	127	108	12,562	13,064	961	1,054	2,013	1,116	135	100	144	222	274	224
Healthcare	6,616	6,530	6,519	6,494	10	20	6,530	6,513	948	788	12,000	11,757	675	224	114	159	320	382
Industry	9,132	10,045	8,491	8,986	761	786	9,252	9,772	849	1,218	8,088	7,014	650	518	144	160	334	278
Infrastructure & Cities	9,574	8,575	7,858	7,933	344	379	8,202	8,312	155	470	4,312	4,012	(398)	190	99	123	135	132

Total Sectors	41,158	38,147	35,304	36,368	1,243	1,293	36,547	37,661	2,915	3,530	26,414	23,899	1,061	1,033	500	664	1,062	1,016
Equity Investments	—	—	—	—	—	—	—	—	143	(519)	2,755	2,715	—	2	—	—	—	—
Financial Services (SFS)	440	386	413	354	27	33	440	386	230	274	17,872	17,405	396	316	46	18	119	138
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	168	151	130	149	5	5	135	154	23	6	(370)	(448)	(23)	(54)	2	2	2	2
Siemens Real Estate (SRE)	1,222	1,164	144	164	1,078	1,013	1,222	1,177	43	5	4,938	5,018	(77)	(147)	155	195	140	155
Corporate items and pensions	259	258	166	163	93	96	259	259	(318)	(154)	(11,440)	(11,693)	(510)	(760)	36	56	54	31
Eliminations, Corporate Treasury and other reconciling items	(2,404)	(2,418)	—	—	(2,446)	(2,439)	(2,446)	(2,439)	(5)	17	65,725	71,354	(905)	(872)	—	(2)	(18)	(21)

Siemens	40,843	37,689	36,157	37,199	—	—	36,157	37,199	3,030	3,159	105,894	108,251	(58)	(482)	739	934	1,359	1,320

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

1. BASIS OF PRESENTATION

The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.

Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Due to rounding, numbers presented may not add up precisely to totals provided. Siemens is a German based multinational corporation with a business portfolio of activities predominantly in the fields of electronics and electrical engineering.

Interim Consolidated Financial Statements—The accompanying Consolidated Statement of Financial Position as of March 31, 2013, the Consolidated Statements of Income for the three and six months ended March 31, 2013 and 2012, the Consolidated Statements of Comprehensive Income for the three and six months ended March 31, 2013 and 2012, the Consolidated Statements of Cash Flow for the six months ended March 31, 2013 and 2012, the Consolidated Statements of Changes in Equity for the six months ended March 31, 2013 and 2012 and the explanatory Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2012. The interim financial statements apply the same accounting principles and practices as those used in the 2012 annual financial statements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three and six months ended March 31, 2013, are not necessarily indicative of future results. The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on May 3, 2013.

Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.

Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate of Siemens.

Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation. In fiscal 2013, in the Consolidated Statements of Cash Flow, the Company changed retrospectively the presentation of salary withholdings of share-based payment granted to employees to better reflect the nature of the transaction. In the six months ended March 31, 2012, €101 million were retrospectively reclassified from cash flows from financing activities to cash flows from operating activities (continuing operations). Free cash flow at Sector level is not impacted by this change; Corporate items in the six months ended March 31, 2012 is equally adjusted by €101 million to reconcile Free cash flow to the consolidated amounts.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

As of October 1, 2012, the Company early adopted IAS 19, Employee Benefits (revised 2011; IAS 19R), which was issued by the IASB in June 2011. The standard is effective for annual periods beginning on or after January 1, 2013; early application is permitted. The standard is applied retrospectively. The amendment was endorsed by the EU in June 2012.

The following amendments to IAS 19 have a significant impact on the Company’s Consolidated Financial Statements: IAS 19R replaces interest cost and expected return on assets with a net interest amount that is calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability (asset). Net interest on the net defined benefit liability (asset) comprises interest income on plan assets and interest cost on the defined benefit obligation. The difference between the interest income on plan assets and the return on plan assets is included in line item Remeasurements of defined benefit plans and recognized in the Consolidated Statement of Comprehensive Income. A lesser effect results from the recognition of unvested past service costs in income immediately when incurred instead of amortization over the vesting period as well as from recognizing other administration costs which are unrelated to the management of plan assets when the administration services are provided. The elimination of the corridor approach does not affect the Company.

The following tables present the impacts of the changes in accounting policy. Impacts to the opening balance as of October 1, 2011 as well as impacts to the prior period presented are:

	September 30, 2012			As of October 1, 2011
	pre- adjustment	adjustment	post- adjustment	pre- adjustment	adjustment	post- adjustment
	(in millions of €)
Consolidated Statements of Financial Position
Total assets	108,282	(31)	108,251	104,243	(33)	104,210
thereof Deferred tax assets	3,777	(29)	3,748	3,206	(31)	3,175
Total liabilities	76,980	(153)	76,827	72,087	(149)	71,938
thereof Pension plans and similar commitments	9,926	(125)	9,801	7,307	(120)	7,188
Total equity	31,302	122	31,424	32,156	116	32,271
thereof Retained earnings	22,756	122	22,877	25,881	116	25,996

	Three months ended March 31, 2012			Six months ended March 31, 2012
	pre- adjustment	adjustment	post- adjustment	pre- adjustment	adjustment	post- adjustment
	(in millions of €; per share amounts in €)
Consolidated Statement of Income
Income from continuing operations before income taxes	1,497	(92)	1,405	3,343	(184)	3,159
thereof Interest income	548	(322)	227	1,110	(641)	469
thereof Interest expense	(433)	240	(192)	(865)	479	(386)
Income taxes	(444)	19	(426)	(934)	41	(893)
Income from continuing operations	1,053	(74)	979	2,409	(143)	2,265
Net income	1,015	(77)	938	2,473	(151)	2,322
Basic earnings per share
Income from continuing operations	1.16	(0.08)	1.08	2.69	(0.16)	2.53
Net income	1.12	(0.09)	1.03	2.76	(0.17)	2.59
Diluted earnings per share
Income from continuing operations	1.15	(0.08)	1.07	2.67	(0.16)	2.51
Net income	1.11	(0.09)	1.02	2.74	(0.17)	2.56

If the Company had not applied IAS 19R as of October 1, 2012, line items Interest income and Interest expense recognized in the Consolidated Statement of Income for the three months ended March 31, 2013 would have increased by €363 million and €199 million, respectively, and increased by €730 million and €400 million, respectively, in the six months ended March 31, 2013 based on the expected return on plan assets as applied for the fiscal year ended September 30, 2012. Correspondingly, line item Remeasurements of defined benefit plans recognized in the Consolidated Statement of Comprehensive Income would have decreased by €133 million and €267 million net of tax in the three and six months ended March 31, 2013.

	Three months ended March 31, 2012			Six months ended March 31, 2012
	pre- adjustment	adjustment	post- adjustment	pre- adjustment	adjustment	post- adjustment
	(in millions of €)
Consolidated Statement of Comprehensive Income
Net income	1,015	(77)	938	2,473	(151)	2,322
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(544)	73	(471)	(213)	144	(69)
Other comprehensive income, net of tax	(375)	73	(302)	387	144	531
Total comprehensive income	641	(3)	637	2,860	(7)	2,852

2. ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

A) ACQUISITIONS

At the beginning of January 2013, Siemens acquired all of the shares in LMS International NV, Belgium, a leading provider of mechatronic simulation solutions. With the acquisition, which will be integrated in the Industry Sector’s Industry Automation Division, Siemens intends to expand and complement the Industry Sector’s product lifecycle management portfolio with mechatronic simulation and testing software. The preliminary purchase price amounts to €702 million (including €32 million cash acquired). The following figures represent the preliminary purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €391 million, Property, plant and equipment €21 million, Inventories €36 million, Receivables €60 million, Liabilities €125 million and Deferred income tax liabilities €58 million. Intangible assets mainly relate to technology of €285 million with a useful life of seven to eight years and customer relationships of €102 million with a useful life of 16 to 20 years. Provisional goodwill of €327 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects. Including effects from purchase accounting and integration costs, the acquired business contributed revenues of €32 million and a net loss of €19 million to Siemens for the period from acquisition to March 31, 2013.

B) DISPOSITIONS AND DISCONTINUED OPERATIONS

ba) Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of March 31, 2013, include assets held for disposal of €85 million and liabilities held for disposal of €5 million that do not qualify as discontinued operations.

bb) Discontinued operations

General

Net results of discontinued operations presented in the Consolidated Statements of Income in the three and six months ended March 31, 2013 amounts to €48 million (thereof €16 million income tax) and €116 million (thereof €(57) million income tax) compared to the three and six months ended March 31, 2012 of €(41) million (thereof €33 million income tax) and €56 million (thereof €(15) million income tax), respectively.

Net income from discontinued operations attributable to the shareholders of Siemens AG amount to €46 million and €(42) million in the three months ended March 31, 2013 and March 31, 2012, respectively. Net income from discontinued operations attributable to the shareholders of Siemens AG amount to €112 and €52 in the six months ended March 31, 2013 and March 31, 2012, respectively.

Solar business—reclassification to continuing operations

In the fourth quarter of fiscal 2012, Siemens decided to sell its solar business consisting of the former Business Units Solar Thermal Energy and Photovoltaics and classified it as held for disposal and discontinued operations since the end of fiscal 2012. In the second quarter of fiscal 2013 the solar business no longer fulfilled the conditions to be classified as held for disposal and discontinued operations as a disposal within one year is no longer considered highly probable. Regarding Photovoltaics the disposal process was terminated in March 2013 and instead the phase out of existing orders with a subsequent closure of the activities is pursued. Regarding Solar Thermal Energy the disposal within one year is no longer highly probable due to the worsened environment in the overall market for solar thermal energy as well as a decrease of output of a solar thermal power plant within the solar thermal energy activities of Siemens. Therefore the solar business will be reported within continuing operations of the Energy Sector.

Income from continuing operations before income taxes regarding the solar business presented in the Consolidated Statements of Income for the three and six months ended March, 31, 2013 amounted to €(21) million and €(178) million, compared to the three and six months ended March 31, 2012 of €(20) million and €(47) million, respectively. The income from continuing operations before income taxes in the three and six months ended March 31, 2013 included a positive one-time adjustment of €5 million resulting from the reclassification to continuing operations. This adjustment represents the difference between impairments, previously recognized due to the classification as held for disposal, and the depreciation and impairments which are recognized in held for use.

OSRAM — discontinued operations, assets and liabilities held for disposal

In June 2012 Siemens decided to prepare, parallel and alternatively to the previous plan of an initial public offering, an offering of OSRAM in the form of a spin-off by issuing OSRAM shares to the shareholders of Siemens AG and a subsequent listing of these shares. In November 2012, Siemens called-off the initial public offering plan and made available a spin-off report to its shareholders in December 2012 in order to request their approval for the spin-off at the Annual Shareholders’ Meeting in January 2013. At the Annual Shareholders’ Meeting the shareholders of Siemens AG approved by a majority of more than 98% the spin-off of OSRAM. In February 2013, an action has been brought against this resolution. Siemens considers the action to be without merit and rigorously drives the planned spin-off and public listing by initiating a so called judicial release procedure according to Section 246a German Stock Companies Act. Accordingly, in March 2013 Siemens filed a motion at the relevant court. In April 2013 the court decided in favor of Siemens, see Note 17 Subsequent events. Siemens considers a listing via a spin-off as highly probable in July 2013. Siemens plans to retain a 17.0% stake in OSRAM after the spin-off and will additionally contribute a 2.5% stake to the Siemens Pension Trust e.V.

Based on the shareholders’ approval Siemens recognized a spin-off liability amounting to €2.6 billion presented in other current liabilities. The spin-off liability reflects 80.5% of the fair value of OSRAM and reduces retained earnings at the same amount. As there is currently no market price of OSRAM Siemens determined, using the input of an external advisor, the fair value based on a discounted cash flow valuation, verified by a multiple analysis referring to relevant comparative entities. At the end of each reporting period and the date of settlement Siemens measures the spin-off liability at fair value with any changes recognized in retained earnings. When settling the spin-off liability Siemens will recognize the difference, between the carrying amount of the net assets spun-off and the carrying amount of the spin-off liability in profit or loss in discontinued operations. Additionally, at spin-off, Siemens remeasures its remaining stake at fair value through profit or loss in discontinued operations.

The results of OSRAM are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented:

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
	(in millions of €)
Revenue	1,322	1,356	2,678	2,731
Expenses	(1,237)	(1,296)	(2,439)	(2,491)
Costs to sell/spin-off costs	(28)	(5)	(38)	(18)

Pretax gain from discontinued operations	56	56	202	222

Income taxes on ordinary activities	(22)	(32)	(85)	(88)
Income taxes on costs to sell/spin-off costs	23	1	19	2

Gain from discontinued operations, net of income taxes	57	25	136	136

The assets and liabilities of OSRAM are presented as held for disposal in the Consolidated Statements of Financial Position as of March 31, 2013 and September 30, 2012. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

	March 31, 2013	September 30, 2012
	(in millions of €)
Trade and other receivables	918	827
Inventories	1,009	1,044
Goodwill	276	277
Other intangible assets	163	161
Property, plant and equipment	1,483	1,416
Deferred tax assets	345	376
Financial assets	207	138
Other assets	213	212

Assets classified as held for disposal	4,614	4,450

Trade payables	592	609
Current provisions	117	92
Other current liabilities	397	379
Pension plans and similar commitments	469	488
Other liabilities	371	304

Liabilities associated with assets classified as held for disposal	1,946	1,872

Former segments Siemens IT Solutions and Services, SV and Com — discontinued operations

Net results of discontinued operations of Siemens IT Solutions and Services, SV activities and the former operating segment Com presented in the Consolidated Statements of Income in the three and six months ended March, 31, 2013 amounted to €(1) million (thereof €15 million income tax) and €(11) million (thereof €9 million income tax), compared to the three and six months ended March 31, 2012 of €(64) million (thereof €63 million income tax) and €(78) million (thereof €70 million income tax), respectively.

3. OTHER OPERATING INCOME

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
	(in millions of €)
Gains on disposals of businesses	4	—	8	5
Gains on sales of property, plant and equipment and intangibles	12	24	46	35
Other	45	85	146	184

Other operating income	61	110	200	224

4. OTHER OPERATING EXPENSE

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
	(in millions of €)
Losses on disposals of businesses and on sales of property, plant and equipment and intangibles	(10)	(4)	(17)	(7)
Other	(46)	(25)	(175)	(123)

Other operating expense	(55)	(29)	(192)	(130)

5. INTEREST INCOME, INTEREST EXPENSE AND OTHER FINANCIAL INCOME (EXPENSE), NET

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
	(in millions of €)
Pension related net interest income	2	4	4	8
Interest income, other than pension	223	223	454	461

Interest income	225	227	458	469

Pension related net interest expense	(75)	(77)	(151)	(154)
Interest expense, other than pension	(110)	(115)	(224)	(232)

Interest expense	(185)	(192)	(375)	(386)

Income (expense) from available-for-sale financial assets, net	(6)	(9)	(11)	84
Miscellaneous financial income (expense), net	(31)	(20)	(59)	(65)

Other financial income (expense), net	(37)	(29)	(70)	19

Total amounts of item Interest income and (expense), other than pension, were as follows:

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
	(in millions of €)
Interest income, other than pension	223	223	454	461
Interest (expense), other than pension	(110)	(115)	(224)	(232)

Interest income (expense), net, other than pension	113	108	230	229

Thereof: Interest income (expense) of operations, net	3	(1)	3	(6)
Thereof: Other interest income (expense), net	109	108	227	235

Item Interest income (expense) of operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Item Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

6. DEBT

	March 31, 2013	September 30, 2012
	(in millions of €)
Short-term
Notes and bonds	—	2,018
Loans from banks	1,745	1,505
Other financial indebtedness	988	270
Obligations under finance leases	20	33

Short-term debt and current maturities of long-term debt	2,752	3,826

Long-term
Notes and bonds (maturing until 2066)	18,673	16,194
Loans from banks (maturing until 2023)	1,276	449
Other financial indebtedness (maturing until 2027)	108	110
Obligations under finance leases	125	128

Long-term debt	20,182	16,880

	22,934	20,707

In the three months ended March 31, 2013, Siemens issued €2.25 billion instruments in two tranches comprising €1.25 billion, 1.75% fixed-rate instruments due March 12, 2021 and €1.0 billion, 2.875% fixed-rate instruments due March 10, 2028. Additionally, Siemens issued US$500 million (€390 million as of March 31, 2013), 1.5% fixed-rate instruments due March 12, 2018.

In the three months ended March 31, 2013, Siemens also issued US$100 million (€78 million as of March 31, 2013) in 3.5% fixed-rate instruments maturing on March 20, 2028.

In the three months ended March 31, 2013, the Company signed two bilateral US$500 million term loan facilities (in aggregate €781 million as of March 31, 2013). The facilities have a term of five years with two one-year extension options, were fully drawn in March 2013 and bear interest of 0.79% above three months London Interbank Offered Rate.

In the three months ended March 31, 2013, the Company redeemed at face value €2.0 billion in 4.125% instruments on February 20, 2013.

In the three months ended March 31, 2013, the €4.0 billion syndicated multi-currency revolving credit facility with an original term of five years has been extended by one year until April 5, 2018 with a remaining one-year extension option.

After completion of the spin-off of OSRAM, warrants issued together with US$3 billion bonds in fiscal 2012 will entitle the holders to obtain OSRAM shares in addition to Siemens shares. As a consequence, the warrants no longer qualify as equity instruments since the approval of the spin-off by the Annual Shareholders’ Meeting in January 2013. Accordingly, the warrants’ fair value of €163 million was reclassified from Additional paid-in capital to non-current other financial liabilities.

As of March 31, 2013, commercial papers in several currencies with a corresponding amount of €0.9 billion were outstanding; as of September 30, 2012, none were outstanding.

7. PENSION PLANS AND SIMILAR COMMITMENTS

PENSION BENEFITS

Significant components of defined benefit cost recognized in the Consolidated Statements of Income:

	Three months ended March 31, 2013			Three months ended March 31, 2012
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Current service cost	123	88	35	104	75	29
Net interest cost	69	46	24	69	41	27
Net interest income	(2)	—	(2)	(4)	—	(4)

Defined benefit cost (income)	191	134	57	169	116	53

Germany	134	134		116	116
U.S.	11		11	13		13
U.K.	5		5	(1)		(1)
Other	40		40	41		41

	Six months ended March 31, 2013			Six months ended March 31, 2012
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Current service cost	249	176	73	208	150	58
Net interest cost	139	91	48	136	82	54
Net interest income	(4)	—	(4)	(8)	—	(8)

Defined benefit cost (income)	384	268	116	336	232	104

Germany	268	268		232	232
U.S.	22		22	26		26
U.K.	8		8	(3)		(3)
Other	86		86	81		81

Pension obligations and funded status

At the end of the first six months of fiscal 2013, the combined funded status of Siemens’ pension plans states an underfunding of €9.0 billion, compared to an underfunding of €8.9 billion at the end of fiscal 2012.

The weighted-average discount rate used to determine the estimated DBO of Siemens’ pension plans as of March 31, 2013, and September 30, 2012, is 3.0% and 3.2%, respectively.

Contributions made by the Company to its pension plans during the three months ended March 31, 2013 and 2012, were €72 million and €129 million, respectively and €339 million and €382 million, respectively, in the six months ended March 31, 2013 and 2012.

OTHER POSTEMPLOYMENT BENEFITS

Defined benefit cost recognized in the Consolidated Statements of Income for other post-employment benefit plans for the three months ended March 31, 2013 and 2012, were €9 million and €15 million, respectively and €18 million and €29 million, respectively in the six months ended March 31, 2013 and 2012.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans resulted in an underfunding of €0.7 billion, both at March 31, 2013 and as of September 30, 2012.

8. PROVISIONS

Transportation & Logistics of the Infrastructure & Cities Sector incurred project charges mainly relating to high-speed trains, which primarily involve delays related to receiving certification for new trains. The project charges resulted in pretax effects in the Consolidated Statement of Income of €161 million and €277 million, respectively, in the three and six months ended March 31, 2013. The charges were mainly recorded in liabilities including provisions.

9. SHAREHOLDERS’ EQUITY

TREASURY STOCK

In August 2012, Siemens announced a share buy back amounting to up to €3 billion by December 30, 2012. This share buy back program ended in November 2012. In addition, under the current authorization to acquire treasury stock given by resolution at the Annual Shareholders’ Meeting, the Company repurchases as many treasury shares as necessary to keep the number of treasury stock at a set level until the effective date of the planned spin-off of OSRAM. In the six months ended March 31, 2013, Siemens repurchased 16,321,826 treasury shares at weighted average costs per share of €78.50.

In the six months ended March 31, 2013 and 2012, Siemens transferred a total of 3,362,232 and 4,681,163 of treasury stock, respectively, in connection with share-based payment plans.

DIVIDEND

At the Annual Shareholders’ Meeting on January 23, 2013, the Company’s shareholders resolved on the appropriation of net income of Siemens AG, approving and authorizing a dividend of €3.00 per share, representing a €2.5 billion dividend payment.

OTHER COMPREHENSIVE INCOME

	Three months ended March 31, 2013			Three months ended March 31, 2012
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
	(in millions of €)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	15	25	41	(824)	353	(471)

Items that may be reclassified subsequently to profit or loss:
Unrealized holding gains (losses) on available-for-sale financial assets	15	(1)	14	140	(3)	138
Reclassification adjustments for gains (losses) included in net income	(6)	—	(6)	1	(1)	—

Net unrealized gains (losses) on available-for-sale financial assets	8	(1)	8	141	(4)	138
Unrealized gains (losses) on derivative financial instruments	(24)	8	(16)	185	(50)	135
Reclassification adjustments for gains (losses) included in net income	(22)	6	(16)	12	(5)	7

Net unrealized gains (losses) on derivative financial instruments	(46)	14	(32)	197	(55)	143
Foreign-currency translation differences	341	—	341	(111)	—	(111)

	303	13	316	227	(59)	169

Other comprehensive income	318	38	357	(596)	294	(302)

	Six months ended March 31, 2013			Six months ended March 31, 2012
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
	(in millions of €)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	(181)	126	(55)	(435)	366	(69)

Items that may be reclassified subsequently to profit or loss:
Unrealized holding gains (losses) on available-for-sale financial assets	13	(3)	10	171	(4)	166
Reclassification adjustments for gains (losses) included in net income	(2)	1	(2)	(85)	—	(85)

Net unrealized gains (losses) on available-for-sale financial assets	10	(2)	9	86	(5)	81
Unrealized gains (losses) on derivative financial instruments	78	(21)	57	60	(12)	48
Reclassification adjustments for gains (losses) included in net income	(22)	6	(16)	31	(9)	22

Net unrealized gains (losses) on derivative financial instruments	56	(14)	42	91	(21)	70
Foreign-currency translation differences	(35)	—	(35)	448	—	448

	32	(16)	16	625	(26)	600

Other comprehensive income	(149)	110	(39)	191	340	531

As of March 31, 2013 and 2012, cumulative income (expense) of €(160) million and €(92) million is recognized in line item Other comprehensive income, net of tax which relates to non-current assets or disposal groups classified as held for disposal.

10. COMMITMENTS AND CONTINGENCIES

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	March 31,	September 30,
	2013	2012
	(in millions of €)
Guarantees:
Credit guarantees	575	326
Guarantees of third-party performance	1,396	1,562
HERKULES obligations	1,890	2,290
Other guarantees	3,466	3,632

	7,327	7,810

The table above includes credit guarantees of €300 million as of March 31, 2013, which relate to a reclassification of a disposal group from discontinued to continuing operations in the three months ended March 31, 2013.

The Company has ongoing regular tax audits concerning open income tax years in a number of jurisdictions. Best estimates are taken for provisions for all open tax years. Among others, the German Tax Audit scrutinizes the deductibility of expense connected with the buy-back of the convertible bond issued in 2003 in the context of tax audit for the fiscal years 2006 to 2009 and issued a corresponding tax assessment. Accordingly, Additional paid-in capital was reduced by €553 million and a tax expense in the amount of €53 million was recognized. Siemens filed an objection against the assessment and will rigorously defend the deductibility in court.

11. LEGAL PROCEEDINGS

Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.

PUBLIC CORRUPTION PROCEEDINGS

Governmental and related proceedings

In February 2013, Siemens AG and the European Investment Bank (EIB) signed a settlement agreement addressing alleged past violations of the EIB’s anti-fraud policy. The settlement includes a commitment by Siemens that the concerned business unit will voluntarily refrain from bidding on projects financed by the EIB for a period of 18 months. Further, Siemens commits to provide funds, totaling €13.5 million over five years, to organizations or institutions that promote good governance and the fight against corruption.

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board in December 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in calendar 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board in January 2010. The shareholders also approved a settlement agreement between the Company and its directors and officers insurers regarding claims in connection with the D&O insurance of up to €100 million. Siemens recorded €96 million gains, net of costs, from the D&O insurance and the nine settlements. In January 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Dr. Thomas Ganswindt and Heinz-Joachim Neubürger. The criminal proceedings pending with the Munich District Court I against Dr. Ganswindt were terminated in July 2011. Against this backdrop, Siemens AG reached a settlement with Dr. Thomas Ganswindt in November 2012, which was subject to the approval of the Annual Shareholders’ Meeting. The Annual Shareholders’ Meeting of Siemens AG approved the settlement agreement with Dr. Ganswindt in January 2013. Therefore Siemens withdrew from the proceedings pending before the Munich District Court I in March 2013, as provided for in the settlement. The lawsuit against Heinz-Joachim Neubürger is still pending. In January 2013, Mr. Neubürger filed a counter claim against Siemens AG, requesting the transfer of Stock Awards in fiscal 2004 and 2005 plus dividends and interest. Siemens AG is contesting this counterclaim.

OTHER PROCEEDINGS

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. In February 2013 TVO announced that it is preparing for the possibility that the start of the regular electricity production of the plant may be postponed until calendar year 2016. The supplier consortium and TVO continue to assess the schedule in detail. The final phases of the plant completion require the full cooperation of all parties involved. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion (and has not updated it since then). TVO rejected the claims and made counterclaims against the supplier consortium consisting primarily of damages due to the delay. In June 2012, the arbitral tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101 million plus interest. As of September 2012, TVO’s alleged counterclaims amounted to €1.59 billion based on a delay of up to 56 months. Based on a completion in August 2014, TVO estimates that its counterclaims amount to €1.77 billion. The further delay beyond 56 months (beyond December 2013) as well as the materialization of further schedule uncertainties in the completion of the plant could lead TVO to further increase its counterclaims. The arbitration proceedings may continue for several years.

As previously reported, in June 2009, Siemens AG and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities. On October 4, 2011, the U.S. Department of Commerce notified Siemens that it closed its case without taking further action. On January 24, 2013, the U.S. Department of the Treasury notified Siemens that it closed its case without taking further action.

As previously reported, Siemens is involved in a power plant construction project in the United States. Siemens Energy, Inc., USA, and Kvaerner North American Construction, Inc., USA (Kvaerner) are consortium partners in this project commissioned by Longview Power LLC, USA (Longview). Foster Wheeler North America Corp, USA (Foster Wheeler), supplied the boiler for the project. Kvaerner filed an arbitration request before the American Arbitration Association in June 2011, and in October and November 2012, the parties filed claims for monetary damages against one another. The amounts claimed by Longview and Foster Wheeler from the consortium partners total approximately US$243 million. Siemens filed claims for monetary damages of approximately US$110 million against Longview and Foster Wheeler. Kvaerner claims approximately US$252.8 million from Longview and Foster Wheeler.

As previously reported, companies of the OSRAM Licht Group were involved in numerous patent lawsuits on Light Emitting Diodes (LED) technology with companies of the corporate group of LG Electronics Inc., South Korea (LG Electronics) and LG Innotek Co., Ltd., South Korea (LG Innotek and, together with LG Electronics, the LG Group) in Germany, the United States, South Korea, Japan and China. At the end of October 2012, the LG Group and OSRAM GmbH concluded a settlement agreement. According to the agreement all pending patent disputes on LED technology between the LG Group and the OSRAM Licht Group world-wide were dismissed to the extent possible.

In September 2011, plaintiff Imran Chaudri sued OSRAM SYLVANIA Inc. (OSRAM SYLVANIA), claiming to represent a US-wide class of purchasers of Silverstar®-headlights. The plaintiff claims that the packaging for the headlights is false and misleading under the New Jersey Consumer Fraud Act and related state doctrines. Plaintiffs intend to seek class certification. OSRAM SYLVANIA is defending itself against the actions.

In January 2013, Siemens Electrical, LLC, USA (Siemens Electrical), an entity wholly-owned by Siemens Industry, Inc., USA, entered into a Deferred Prosecution Agreement (DPA) with the New York County District Attorney’s Office. The DPA relates to misconduct concerning Master Electrician and Minority Business Enterprise requirements in connection with contracts with the New York City Department of Environmental Protection. The individuals responsible for the admitted misconduct were Siemens’ former business partners to the predecessor to Siemens Electrical. Under the terms of the DPA, Siemens Electrical agreed to, among other things, forfeit US$10 million. The case will be dismissed after two years if the company meets certain specified conditions under the DPA.

In March 2013, Nokia Siemens Networks B.V. (NSN), Nokia Corporation and Nokia Finance International B. V. filed a request for arbitration against Siemens AG. They seek damages in the amount of €238 million for alleged breaches of the framework agreement entered into among the parties in 2007. The claims relate to a contract which had been transferred to a subsidiary of NSN. Siemens AG contests that it breached the framework agreement and defends itself against the action.

In fiscal 2013, Siemens has received a claim letter in the project business. The asserted claims relate to damages for alleged violations of contractual obligations. Siemens is presently evaluating the alleged claims.

For legal proceedings information required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

12. SHARE-BASED PAYMENT

Total pretax expense for share-based payment recognized in line item Income from continuing operations amounted to €38 million and €35 million in the three months ended March 31, 2013 and 2012, respectively, and to €103 million and €95 million in the six months ended March 31, 2013 and 2012, respectively. They refer primarily to equity-settled awards.

STOCK AWARDS

Commitments to members of the Managing Board:

In fiscal 2013 and 2012, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining an EPS-based target. The fair value of these entitlements amounting to €6 million and €6 million, respectively, in fiscal 2013 and 2012 was determined by calculating the present value of the target amount.

In fiscal 2013 and 2012, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining a prospective performance-based target of Siemens stock relative to five competitors. The fair value of these entitlements amounts to €7 million and €7 million, respectively, in fiscal 2013 and 2012.

In fiscal 2013 and 2012, agreements were entered into which entitle members of the Managing Board to Bonus Awards. The fair value of these entitlements amounting to €5 million and €5 million, respectively, in fiscal 2013 and 2012, was determined by calculating the present value of the target amount.

The remuneration system of the Managing Board is explained in detail in the Compensation Report within Siemens’ Annual Report as of September 30, 2012.

Commitments to members of the senior management and other eligible employees:

In the six months ended March 31, 2013 and 2012, 1,308,171 and 1,080,609 stock awards were granted to members of the senior management and other eligible employees contingent upon attaining an EPS-based target. The fair value of these stock awards amounts to €85 million and €62 million, respectively, in fiscal 2013 and 2012 and corresponds to the target amount representing the EPS target attainment.

In the six months ended March 31, 2013 and 2012, 849,908 and 947,945 stock awards were granted to members of the senior management and other eligible employees contingent upon attaining a prospective performance-based target of Siemens stock relative to five competitors. The fair value of these stock awards amounts to €53 million and €58 million, respectively, in fiscal 2013 and 2012, of which €41 million and €46 million relate to equity instruments.

The following table shows the changes in the stock awards held by members of the senior management and other eligible employees:

	Six months ended March 31,
	2013	2012
	Awards	Awards
Non-vested, beginning of period	4,217,588	3,857,315
Granted	2,158,079	2,028,554
Vested and transferred	(1,073,355)	(1,531,944)
Forfeited	(52,039)	(53,848)
Settled	(10,696)	(14,830)

Non-vested, end of period	5,239,577	4,285,247

SHARE MATCHING PROGRAM AND ITS UNDERLYING PLANS

In the six months ended March 31, 2013 and 2012, Siemens issued a new tranche under each of the following plans: the Share Matching Plan, the Monthly Investment Plan and the Base Share Program. The

Managing Board decided that shares acquired under the Monthly Investment Plan issued in fiscal 2012 are transferred to the Share Matching Plan effective February 2013. Under the Base Share Program the Company incurred pretax expense from continuing operations of €31 million and €29 million, respectively, in the six months ended March 31, 2013 and 2012.

Entitlements to Matching Shares

	Six months ended March 31,
	2013	2012
	Entitlements to Matching Shares
Outstanding, beginning of period	1,545,582	1,977,091
Granted	713,136	706,354
Vested and transferred	(351,548)	(1,037,292)
Forfeited	(38,096)	(25,657)
Settled	(20,586)	(28,964)

Outstanding, end of period	1,848,488	1,591,532

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair value. In fiscal 2013 and 2012, the weighted average grant date fair value of the resulting matching shares is €57.77 and €50.35 per share respectively, based on the number of instruments granted.

13. EARNINGS PER SHARE

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
	(shares in thousands)
Income from continuing operations	982	979	2,127	2,265
Less: Portion attributable to non-controlling interest	(19)	(33)	(33)	(47)

Income from continuing operations attributable to shareholders of Siemens AG	963	947	2,095	2,218
Weighted average shares outstanding—basic	843,504	877,749	844,516	876,585
Effect of dilutive share-based payment	8,249	7,949	8,323	8,383

Weighted average shares outstanding—diluted	851,753	885,698	852,838	884,968
Basic earnings per share (from continuing operations)	€1.14	€1.08	€2.48	€2.53
Diluted earnings per share (from continuing operations)	€1.13	€1.07	€2.46	€2.51

At March 31, 2013 and 2012, the dilutive earnings per share computation does not contain 21,674 thousand shares relating to warrants issued with bonds. The inclusion of those shares would have been antidilutive in the years presented. In the future, the warrants could potentially dilute basic earnings per share.

14. SEGMENT INFORMATION

Segment information is presented for continuing operations. Accounting policies for Segment information are based on those used for Siemens, which are described in Note 2 Summary of significant accounting policies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2012, unless described below. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Corporate overhead is generally not allocated to segments, except for central infrastructure costs which are primarily allocated to the Sectors. Intersegment transactions are based on market prices.

RECONCILIATION TO SIEMENS’ CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles total Assets of the reportable segments to Total assets of Siemens’ Consolidated Statements of Financial Position:

	March 31,	September 30,
	2013	2012
	(in millions of €)
Assets of Sectors	26,414	23,899
Assets of Equity Investments	2,755	2,715
Assets of SFS	17,872	17,405

Total Segment assets	47,041	44,019

Reconciliation:
Assets Centrally managed portfolio activities	(370)	(448)
Assets SRE	4,938	5,018
Assets Corporate items and pensions(1)	(11,440)	(11,693)
Eliminations, Corporate Treasury and other reconciling items of Segment information:
Asset-based adjustments:
Intra-group financing receivables and investments	37,621	22,046
Tax-related assets	3,951	4,453
Liability-based adjustments:
Pension plans and similar commitments	9,890	9,801
Liabilities	39,705	42,072
Eliminations, Corporate Treasury, other items (2)	(25,442)	(7,017)

Total Eliminations, Corporate Treasury and other reconciling items of Segment information(1)	65,725	71,354

Total assets in Siemens’ Consolidated Statements of Financial Position	105,894	108,251

(1)	In accordance with Siemens’ segment measurement principles, effects from adopting IAS 19R retrospectively increased Assets of line item Corporate items and pension by €147 million and decreased line item Total Eliminations, Corporate Treasury and other reconciling items by €176 million compared to previously reported amounts as of September 30, 2012.

(2)	Includes assets and liabilities reclassified in connection with discontinued operations.

In the six months ended March 31, 2013 and 2012, Corporate items and pensions in the column Profit includes €(114) million and €35 million income (expense), respectively, related to corporate items, as well as €(205) million and €(189) million income (expense), respectively, related to pensions. In accordance with Siemens’ segment measurement principles, effects from adopting IAS 19R retrospectively reduced Profit of line item Corporate items and pension by €92 million and €184 million, respectively, compared to previously reported amounts in the three and six months ended March 31, 2012.

ADDITIONAL SEGMENT INFORMATION

In the three months ended March 31, 2013 and 2012, Profit of SFS includes interest income of €204 million and €191 million, respectively, and interest expense of €83 million and €78 million, respectively. In the six months ended March 31, 2013 and 2012, Profit of SFS includes interest income of €424 million and €380 million, respectively, and interest expense of €162 million and €153 million, respectively.

15. RELATED PARTY TRANSACTIONS

Joint ventures and associates—Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms.

The transactions with joint ventures and associates were as follows:

	Sales of goods and services and other income		Purchases of goods and services and other expense
	Three months ended March 31,		Three months ended March 31,
	2013	2012	2013	2012
	(in millions of €)
Joint ventures	71	137	3	3
Associates	272	117	49	64

	343	254	52	67

	Sales of goods and services and other income		Purchases of goods and services and other expense
	Six months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
	(in millions of €)
Joint ventures	149	276	7	9
Associates	495	221	112	123

	644	497	119	132

	Receivables		Liabilities
	March 31,	September 30,	March 31,	September 30,
	2013	2012	2013	2012
	(in millions of €)
Joint ventures	35	49	21	23
Associates	155	145	70	241

	190	194	91	264

As of March 31, 2013 and September 30, 2012, guarantees to joint ventures and associates amounted to €4,332 million and €4,769 million, respectively, including the HERKULES obligations of €1,890 million and €2,290 million, respectively.

As of March 31, 2013 and September 30, 2012 there were loan commitments to joint ventures and associates amounting to €50 million and €144 million, respectively.

Pension Entities—For information regarding the funding of our pension plans, see Note 7 Pension plans and similar commitments.

16. SUPERVISORY BOARD

Pursuant to the German Stock Corporation Act and the Articles of Association of Siemens AG, the term of all twenty members of the Supervisory Board ended at the close of the Annual Shareholders’ Meeting on January 23, 2013. The Annual Shareholders’ Meeting on January 23, 2013, elected the following ten persons to the Supervisory Board as shareholder representatives with effect from the close of the Annual Shareholders’ Meeting: Dr. Gerhard Cromme, Dr. Josef Ackermann, Gerd von Brandenstein, Michael Diekmann, Dr. Hans Michael Gaul, Prof. Dr. Peter Gruss, Dr. Nicola Leibinger-Kammüller, Gérard Mestrallet, Güler Sabanci and Werner Wenning. The ten employee representatives on the Supervisory Board were elected by a conference of employee delegates on September 25, 2012, in accordance with the provisions of the German Codetermination Act. The following persons were elected by the conference as employee representatives with effect from the close of the Annual Shareholders’ Meeting on January 23, 2013: Berthold Huber, Lothar Adler, Bettina Haller, Hans-Jürgen Hartung, Robert Kensbock, Harald Kern, Jürgen Kerner, Dr. Rainer Sieg, Birgit Steinborn and Sibylle Wankel. In the constituent meeting of the newly elected Supervisory Board on January 23, 2013, Dr. Gerhard Cromme was elected as Chairman of the Supervisory Board.

17. SUBSEQUENT EVENTS

In April 2013 the relevant court decided in the course of the judicial release procedure (initiated by Siemens) that Siemens can record the spin-off in the commercial registers despite the fact that an action has been brought against the approval at the Annual Shareholders’ Meeting to spin-off OSRAM. Thereby, the judicial release procedure is finalized.

At the beginning of May 2013, Siemens acquired all the shares of six entities constituting the rail automation business of Invensys plc., U.K. (Invensys). With the acquisition, which will be integrated in the Infrastructure & Cities Sector’s Mobility and Logistics Division, Siemens intends to expand and complement the Infrastructure & Cities Sector’s rail automation business. The preliminary purchase price amounts to €2.0 billion including €0.5 billion paid to Invensys Pension Trust. Based on the preliminary purchase price allocation, Intangible assets amount to €0.9 billion as of the acquisition date, which mainly relate to customer relationships of €0.5 billion, technology of €0.2 billion and order backlog of €0.1 billion. Provisional Goodwill of €1.3 billion comprises intangible assets that are not separable such as employee know-how and expected synergy effects.

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Munich, May 3, 2013

Siemens AG

The Managing Board

Peter Löscher	Dr. Roland Busch	Brigitte Ederer

Klaus Helmrich	Joe Kaeser	Barbara Kux

Prof. Dr. Hermann Requardt	Prof. Dr. Siegfried Russwurm	Peter Y. Solmssen

Dr. Michael Süß

REVIEW REPORT

To Siemens Aktiengesellschaft, Berlin and Munich

We have reviewed the condensed interim consolidated financial statements comprising the consolidated statements of income, comprehensive income, financial position, cash flow and changes in equity, and notes to the condensed interim consolidated financial statements, together with the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2012 to March 31, 2013 which are part of the half-year financial report pursuant to Sec. 37w WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.

We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW—Institute of Public Auditors in Germany) and in supplementary compliance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report is not prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.

Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU or that the interim group management report is not prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.

Munich, May 3, 2013

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Krämmer	Prof. Dr. Hayn
Wirtschaftsprüfer	Wirtschaftsprüfer

QUARTERLY SUMMARY

(in €, except where otherwise stated)

	Fiscal Year 2013		Fiscal Year 2012
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)(1)	18,011	18,146	21,754	19,542	19,297	17,902
Income from continuing operations (in millions of €)	982	1,146	1,234	1,152	979	1,286
Net income (in millions of €)	1,030	1,214	1,191	770	938	1,383
Free cash flow (in millions of €)(1)	1,375	(1,433)	4,333	899	532	(1,014)

Key capital market data
Basic earnings per share(1)	1.14	1.34	1.35	1.28	1.08	1.45
Diluted earnings per share(1)	1.13	1.33	1.34	1.27	1.07	1.44

Siemens stock price (2)
High	86.88	82.99	79.50	76.44	79.71	78.19
Low	76.83	76.19	66.44	63.06	72.14	65.67
Period-end	84.03	82.20	77.61	66.14	75.59	73.94
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX index	3.60	0.42	4.88	(4.87)	(11.37)	1.34
Compared to MSCI World index	(1.73)	3.43	10.64	(7.44)	(5.16)	0.95
Number of shares issued (in millions)	881	881	881	914	914	914
Market capitalization (in millions of €)(3)	71,953	70,386	66,455	58,151	66,439	64,790

Credit rating of long-term debt
Standard & Poor’s	A+	A+	A+	A+	A+	A+
Moody’s	Aa3	Aa3	Aa3	Aa3	A1	A1

(1)	Continuing operations.

(2)	XETRA closing prices, Frankfurt.

(3)	On the basis of outstanding shares.

FINANCIAL CALENDAR(1)

Third-quarter financial report	Aug. 1, 2013
Fourth-quarter financial report and preliminary figures for fiscal year	Nov. 7, 2013
Annual Shareholders’ Meeting for fiscal 2013	Jan. 28, 2014

(1)	Provisional Updates will be published at: www.siemens.com/financial-calendar

Information resources

Address

Siemens AG

Wittelsbacherplatz 2

80333 Munich

Germany

Internet	www.siemens.com

Phone	+49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
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© 2013 by Siemens AG, Berlin and Munich

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 3, 2013	/s/	DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/s/	DR. JUERGEN M. WAGNER
Name:	Dr. Juergen M. Wagner
Title:	Head of Financial Disclosure and Corporate Performance Controlling